EXHIBIT 99.2
AGRIUM INC.
2010
MANAGEMENT’S DISCUSSION & ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

February 24, 2011

Inside the MD&A
Forward-Looking Statements	8
Executive Summary	10
Retail Business Unit	12
Wholesale Business Unit	20
Advanced Technologies Business Unit	33
Other Business Unit	36
Outlook	37
Key Business Sensitivities	40
Consolidated Performance	41
Financial Condition	46
Liquidity and Capital Resources	48
Outstanding Share Data	55
Off Balance Sheet Arrangements	55
Financial Instruments	56
2010 Fourth Quarter Management’s Discussion and Analysis	59
Risk Management	70
Environmental Protection Requirements	79
Controls and Procedures	82
Key Assumptions and Risks in Respect of Forward-Looking Statements	83
This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the three years ended December 31, 2010. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. The reader should consider the cautionary notes regarding forward-looking statements (page 83) and the consolidated financial statements and related notes (pages 89 to 119).
Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures.
The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).
All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
Forward-Looking Statements
Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the

8	Agrium	2010 ANNUAL REPORT

“safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to: disclosures made under the heading “Outlook”; our 2011 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations; key drivers for our business and industry trends; future capital expenditures and capital resources; future cash requirements and long-term obligations; anticipated tax rates; business strategies and plans for implementing them; future crop input sales and prices; availability of raw materials; risk mitigation activities; environmental and civil liabilities; and our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent and proposed acquisitions and dispositions, including our recent acquisition of AWB Limited (“AWB”) and the pending sale of AWB’s Commodity Management business.
Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
¤	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/ demand factors impacting the crop input application season and the price of crop nutrients and raw materials/ feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; tightening of the labor market; and availability of labor supply;

¤	Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

¤	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly- owned by us and the two other major potash producers in Canada;

¤	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

¤	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

¤	Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), Argentine Profertil nitrogen facilities, and South American and Australian retail operations;

¤	Environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain, including risk of injury to employees and contractors, possible environmental contamination, risks associated with the storage and use of chemicals and the security of our facilities and personnel;

¤	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions (including the pending sale of the AWB Commodity Management business) as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets (including in respect of our acquisition of AWB); and the introduction of technologies in the agricultural industry that may be disruptive to our business;

¤	Integration risks that might cause anticipated synergies from our acquisition of AWB to be less than expected, including: AWB’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of AWB with our existing business as planned or within the times predicted; the fact that AWB has not been subject to U.S. and Canadian internal control and compliance standards; our inability to consummate the announced divestiture of the majority of the AWB’s Commodity Management business; the potential inability to implement changes in time for the 2010/2011 growing season in Australia; the potential loss of key personnel; and other industry factors which may affect our and AWB’s businesses generally and thereby impact the demand from growers for crop inputs; and

2010 ANNUAL REPORT	Agrium	9

¤	Other factors described in this MD&A, including those identified under the headings “Key Business Sensitivities,” “Business Risks,” and “Key Assumptions in Respect of Certain Forward-Looking Statements.”
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including our acquisition of AWB, into our existing businesses and to achieve consequent synergies.
All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements and by stated or inherent assumptions. The key assumptions made in connection with these forward-looking statements include the following assumptions as well as those set out in the section entitled “Key Assumptions in Respect of Certain Forward-Looking Statements” on pages 83-85 hereof:
¤	Grain and nutrient benchmark prices in 2011 are expected to remain above historic levels;

¤	High operating rates are expected for the majority of our facilities in 2011, with the exception of routinely scheduled turnarounds at several plants;

¤	Our ability to successfully integrate, and realize the anticipated benefits of our acquisitions, including capturing the anticipated cost reduction and margin improvement synergies within the expected timelines for the AWB acquisition; and

¤	Our ability to successfully complete the disposition of the majority of AWB’s Commodity Management business on the timelines, and for the consideration, currently expected.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A including the sections headed “Key Business Sensitivities” and “Business Risks”. Although we believe these assumptions are reasonable, investors should not place undue reliance on forward-looking statements or their key assumptions, which apply only as of the date of this MD&A. There can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events, or otherwise.
Non-GAAP financial measures
Some financial measures referenced in this MD&A are not recognized under generally accepted accounting principles (“GAAP”), including net earnings from continuing operations before interest expense and taxes (“EBIT”) and net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”). Please review the discussion of non-GAAP measures on page 63 when referring to these measures.

Executive Summary >> Sustaining a Growing World

2010 In Review
2010 was Agrium’s second highest net earnings year in our 16-year history as a publicly traded company. The 95 percent increase in our net earnings over 2009 was primarily due to the rebound in crop nutrient demand and margins across all three business units. The significant increase in grain prices in the second half of 2010, along with a wide open post-harvest application season in the U.S. supported strong crop nutrient demand and pricing in the fourth quarter of 2010. Global crop prices and U.S. grower per acre profitability for the major crops were well above historical levels, while North American crop nutrient inventories ended the year well below the previous five-year average. We believe these strong industry fundamentals will allow Agrium to showcase its strength, reliability, and diversity in product and service offerings across the agriculture value chain in 2011.
2010 >> Consolidated Financial Performance
In 2010, Agrium’s consolidated net earnings were $714-million, significantly higher than the $366-million in 2009 and lower than the record $1.3-billion in 2008, supported by strengthening industry fundamentals. Our 2010 EBIT and gross profit were supported by these same positive trends, with EBIT rising to $1.1-billion in 2010 from $581-million in 2009 and $2.0-billion in 2008 and gross profit at $2.7-billion in 2010 compared to $1.9-billion in 2009 and $3.2-billion in 2008.

10	Agrium	2010 ANNUAL REPORT

Agrium Acquisition Activity in 2010
Agrium continued to focus on growing the business through a combination of capacity expansions as specific facilities, as well as through acquisitions. We acquired AWB, one of Australia’s largest agricultural retailer and grain commodity companies, this year as part of our retail growth strategy. The AWB acquisition closed in December, 2010 for an all-cash purchase price of AUD$1.236-billion plus the assumption of AUD$540-million in debt, after 80 percent of AWB shareholders, holding 98 percent of outstanding shares in AWB, voted in favor of our offer. We subsequently announced a definitive agreement to sell the Commodity Management (grains) business to Cargill on December 15, 2010, subject to certain conditions, retaining the agricultural retail business which will be incorporated into our extensive global agricultural retail business. We expect to complete the sale in the first half of 2011. (1)
Agrium also made numerous mid-sized and smaller retail acquisitions in 2010. This included 24 farm centers and a crop protection blending facility in Argentina from DuPont, as well as the Miles Farm Supply business with 19 retail branches, located primarily in Kentucky. We also completed the acquisition of 49 smaller chain retail outlets at various locations across Western Canada and the U.S. in 2010. The combined annualized retail net sales in 2010 from the 92 newly acquired retail branches across North and South America was $470-million. The cash consideration for these outlets, including significant working capital, was approximately $142-million.
Agrium announced it would cease to pursue the acquisition of the U.S.-based nitrogen producer CF Industries Holdings Inc. (“CF”) in March 2010. Agrium had indicated from the start of the process that it would withdraw its offer for CF Industries if CF acquired Terra Industries which occurred in early 2010.
Strategic Business Units Summary Results
We operate and report our business through three strategic business units, each of which has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Our Retail business unit contributed gross profit of $1.6-billion in 2010 compared to $1.2-billion in 2009 and $1.4-billion in 2008. The rise in gross profit in 2010 compared to 2009 was due to higher crop nutrient margins and volumes in 2010. Our Wholesale business unit achieved gross profit of $1.0-billion in 2010 compared to $642-million in 2009 and $1.8-billion in 2008. The increase in gross profit in 2010 over 2009 was primarily due to higher potash sales volumes and higher nitrogen and phosphate sales prices and the increase in gross profit from our Purchase for Resale business. Agrium’s Advanced Technologies (“AAT”) business unit produces controlled-release nutrient technologies for a broad range of customers. Gross profit for AAT was $85-million in 2010 compared to $54-million in 2009 and $79-million in 2008. The increase in gross profit in 2010 was a result of stronger grower demand for Environmentally Smart Nitrogen — ESN® (“ESN”) and the full-year inclusion of the transferred turf and ornamental business from Retail in late 2009. The “Other” business unit is Agrium’s non-operating reporting line where we record the elimination of inter-segment transactions and corporate expenses. Inter-segment transactions are primarily related to sales of crop nutrients to our Retail and AAT units from our Wholesale unit.
Net sales and gross profit by Business Unit and product

	Year ended December 31
	2010		2009
(millions of U.S. dollars)	Net Sales	Gross Profit	Net Sales	Gross Profit

Retail
Crop nutrients	3,001	541	2,522	212
Crop protection products	2,703	633	2,638	648
Seed	877	171	731	152
Services and other	388	206	273	170

Total Retail	6,969	1,551	6,164	1,182

Wholesale
Nitrogen	1,343	452	1,247	412
Potash	646	371	333	174
Phosphate	548	106	436	38
Other	201	34	187	55
Product purchased for resale	993	48	816	(37)

Total Wholesale	3,731	1,011	3,019	642

Advanced Technologies	390	85	304	54
Other (inter-segment eliminations)	(570)	4	(358)	65

TOTAL	10,520	2,651	9,129	1,943

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	11

Agrium Retail strives to provide growers with a one-stop shop for crop input products and services needed to optimize their crop yields and to maximize their financial returns. In 2010, our Retail unit had net sales of $7.0-billion and EBITDA of $525-million, which was Retail’s second best year in our history. We are the largest agricultural retailer in the U.S. with over 750 retail branches across the country. With recent acquisitions, we are also now one of the largest agriculture retailers in Australia and Argentina, and have ongoing operations in Uruguay and Chile. We entered the Western Canadian agricultural retail business in late 2009 and continued to grow this business by acquiring an additional 40 retail branches in 2010. Retail works with growers to identify the best management practices for their specific farm, taking into account soil and climate conditions as well as their crop choices. To accomplish this, we offer our farm customers the latest technologies, products and experience with a commitment to environmental responsibility. We also apply a substantial portion of the products we sell to growers’ fields using the latest equipment, standards and technology. Through these actions, Agrium Retail helps our farm customers meet the growing need for increased food production in a sustainable manner producing healthy, affordable food and fiber products.
Retail >> Strategy
Our overall Retail strategy is grounded in five key principles that continue to guide our actions: 1) a commitment to a strict program of performance management, with detailed attention to customers and employees; 2) the organic growth of the business in general, with particular emphasis on the seed business and our own private label brand product lines which include Loveland crop protection and nutrient products and Dyna-Gro seed; 3) building relationships with leading growers in each of our markets, allowing us to grow along with these customers; 4) focusing expansion in prime agricultural regions; and 5) optimizing returns from economies of scale across all products, systems and services.
Retail >> Key Developments
Agrium has a stated goal of expanding our Retail business through acquisition, including expanding in prime agricultural regions such as Australia and Canada, as well as completing tuck-in acquisitions in existing markets. Part of this strategy is to continue to leverage our economies of scale and proven focus on customer service. We delivered on this goal in 2010 with numerous acquisitions across a wide geography, including Australia, Argentina, Canada and the U.S.

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AWB agriculture retail acquisition
Agrium completed the acquisition of AWB for cash consideration of AUD$1.236-billion plus the assumption of AUD $540-million in debt on December 3, 2010 after submitting a fully-financed, all-cash proposal. AWB is comprised of Landmark, the major agricultural retailer of crop inputs, and the Commodity Management business. Landmark is Australia’s leading rural services company for Australian growers, with over 200 company operated retail locations and over 140 additional retail franchise and wholesale customer locations. Landmark also holds 50 percent ownership interest in a company that owns Hi-Fert Pty. Ltd. (“Hi-Fert”), which was transferred to our Wholesale operations. AWB’s Commodity Management business provides grain merchandising, pool management, storage and handling, and trade finance services.
The AWB acquisition provides several benefits to stakeholders including:

¤	The acquisition is expected to be accretive to earnings in 2011 and beyond. (1)

¤	We anticipate total annual synergies of AUD$17-million and integration costs of AUD$5-million in 2011 and annual ongoing synergies of AUD$40-million or more to be realized in 2012. (1)

¤	We believe Landmark customers will benefit from access to a broader suite of products and services and that the business will benefit from Agrium’s strength in product procurement.

¤	The acquisition is also expected to provide Agrium with an established base from which to grow in the important Southeast Asia region.

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	13

We announced a definitive agreement to sell the AWB Commodity Management business to Cargill on December 15, 2010, retaining the agricultural retail operations which will be incorporated into our extensive global agricultural retail business. The sale to Cargill is expected to close in the first half of 2011, subject to the required closing conditions being met.(1) Net proceeds from the sale of the Commodity Management business to Cargill, together with the release of working capital from AWB Harvest Finance Ltd., is estimated to be worth approximately AUD$870-million if the transaction had been determined on the basis of net asset value as at September 30, 2010. We are also continuing to evaluate the disposition of certain other businesses which we estimate have a value of approximately AUD$55-million as of September 30, 2010. The subsequent net purchase price for the Australian Landmark retail operations would be about AUD$851-million given these assumptions. Landmark generated EBITDA of AUD$69-million in the fiscal year ended September 30, 2010. The Australian and U.S. dollar were close to par as of the end of 2010.
Additional agriculture retail acquisitions in 2010
¤	January to March, 2010: Crop Production Services (Canada) acquired 14 retail branches in Western Canada. All of the facilities are located in Alberta. Crop Production Services (“CPS”) acquired five retail branches across various states.

¤	June, 2010: Agroservicios Pampeanos purchased 24 retail farm centers and one crop protection formulation facility from DuPont in Argentina that raised the number of retail farm centers in South America to 51 facilities.

¤	July to September, 2010: Crop Production Services (Canada) purchased another 26 retail branches in Western Canada, most of which are located in Saskatchewan. CPS acquired four retail branches in Texas and Kansas.

¤	November, 2010: CPS acquired 19 retail branches and three terminals from Kentucky-based Miles Farm Supply.
Source: Agrium
Retail >> Financial Results
Retail net sales rose to $7.0-billion in 2010 compared to $6.2-billion in 2009 and $5.5-billion in 2008. Cost of product sold in 2010 was higher than last year at $5.4-billion, compared to $5.0-billion in 2009 and $4.0-billion in 2008. The cost of product for crop nutrients and crop protection products increased in 2010. Gross profit increased to $1.6-billion in 2010 compared to $1.2-billion in 2009 and $1.4-billion in 2008. The increase in net sales and gross profit from last year is primarily attributed to the rise in crop nutrient sales volumes and margins. EBITDA for 2010 was $525-million compared to $266-million in 2009 and $560-million in 2008. The AWB acquisition was completed on December 3, 2010 and for the approximately four weeks in 2010 they were part of Agrium, the Landmark business contributed $111-million in sales, $25-million in gross profit, and a $6-million EBITDA loss. The Commodity Management business earnings are reported in discontinued operations for this period. Our total depreciation and amortization expense increased to $109-million in 2010 compared to $103-million in 2009 and $80-million in 2008. The increase was due to acquisitions completed over this period. Retail EBIT was $410-million in 2010, a significant improvement over the $163-million in 2009 and lower than the record EBIT of $480-million in 2008.
Diversity in retail earnings
Over $1.5-billion in crop protection,
seed, services, and other
2010 annual gross profit (millions of U.S. dollars)
Source: Agrium

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Retail >> Expenses
Retail selling expense was $988-million in 2010 compared to $882-million in 2009 and $788-million in 2008. As with most retail businesses, our Retail business has higher selling expenses as a percent of sales relative to our Wholesale business, and the selling expense tends to vary directly with sales activity. As a result, it is important to measure EBITDA and EBIT as a percent of net sales, in addition to gross margins for the Retail business. The higher 2010 expense compared to 2009 was due to a combination of higher incentives expense related to improved earnings and additional headcount from retail acquisitions during the year, along with increased fuel costs. Total selling expense as a percentage of net sales in 2010 was slightly lower at 14.2 percent when compared to 14.3 percent for 2009 and 2008.
Retail performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Net sales	6,969	6,164	5,516
Cost of product sold	5,418	4,982	4,090

Gross profit	1,551	1,182	1,426
Selling	988	882	788
General and administrative	58	61	59
Depreciation and amortization	109	103	80
Other (income) expenses	(14)	(27)	19

EBIT	410	163	480

EBITDA	525	266	560
EBITDA as a percent of net sales (%)	8	4	10

Crop nutrients: Products and services
Crop nutrients are comprised of the basic nutrients required to optimize plant growth and health. This includes dry and liquid forms of nitrogen, phosphate, potash, sulfur and micronutrients which are typically bulk blended at our farm branches to match grower’s requirements for each field, crop and customer objectives. The required ratio of the three major nutrients in the blend to optimize yield varies significantly based on numerous factors such as the type of crop, the soil type, time of year and soil and leaf nutrient sample results. The substantial portion of our crop nutrient sales to growers’ fields are applied by CPS as part of our fee for service application business.
Our Retail operations procure crop nutrient products at market prices from a variety of producers and wholesalers, including inter-segment purchases from Agrium’s Wholesale business unit. In 2010, our North American Retail operations purchased approximately 16 percent of their crop nutrients from our Wholesale operations. Crop nutrient net sales accounted for 43 percent of our total Retail net sales in 2010.
Crop nutrient net sales
(millions of U.S. dollars)
Source: Agrium

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Crop nutrients: Financial results
Crop nutrient net sales were $3.0-billion in 2010 compared to $2.5-billion in 2009 and $2.7-billion in 2008. The increase in 2010 net sales over the previous year was due primarily to significantly higher nutrient sales volumes. Net sales were also supported by a number of acquisitions in 2010.
Cost of product sold in 2010 was $2.5-billion, slightly higher than the $2.3-billion in 2009 and higher than the $2.1-billion in 2008. Higher sales volumes in 2010 more than offset the reduction in the cost per tonne of product. Lower costs per tonne were due primarily to the starting cost of crop nutrient inventories in early 2010, particularly potash, compared to the unusually high values experienced in 2009.
Total gross profit for crop nutrients was $541-million in 2010 compared to $212-million in 2009 and $627-million in 2008. The rise in gross profit in 2010 was attributable to higher margins and sales volumes that were supported by strong crop prices. Crop nutrient margins on a percentage basis returned closer to historical norms in 2010 at 18.0 percent compared to 8.4 percent in 2009 and 23.1 percent in 2008.

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Crop nutrients
Net sales	3,001	2,522	2,718
Cost of product sold	2,460	2,310	2,091

Gross profit	541	212	627
Gross profit (%)	18.0	8.4	23.1

Crop protection products
Net sales	2,703	2,638	2,115
Cost of product sold	2,070	1,990	1,539

Gross profit	633	648	576
Gross profit (%)	23.4	24.6	27.2

Seed
Net sales	877	731	432
Cost of product sold	706	579	361

Gross profit	171	152	71
Gross profit (%)	19.5	20.8	16.4

Services and other
Net sales	388	273	251
Cost of product sold	182	103	99

Gross profit	206	170	152
Gross profit (%)	53.1	62.3	60.6

Total net sales (a)	6,969	6,164	5,516
Total cost of product sold	5,418	4,982	4,090

Total gross profit	1,551	1,182	1,426

(a)	International Retail net sales (including AWB since December 4, 2010) were $435-million (2009 – $196-million; 2008 – $331-million) and gross profit was $85-million (2009 – $25-million; 2008 – $72-million)

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Crop protection products: Products and services
This product group includes a wide variety of herbicide, fungicide, adjuvant and insecticide products that help growers maximize crop yields by protecting crop health and reducing yield loss due to weeds, diseases and insects.
Agrium is both a significant retailer of crop protection products direct to growers, as well as a wholesaler to other retail operations. We are the largest distributor of crop protection products in the U.S. We purchase both brand-name and generic products from key suppliers. Additionally, we market over 200 proprietary branded products under the Loveland Products, Inc. (“LPI”) brand name across approximately 30 countries. We own and operate four blending and formulation facilities in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; and Casilda, Argentina.
Crop protection net sales
(millions of U.S. dollars)
Source: Agrium
Crop protection products: Financial results
Crop protection net sales remained largely unchanged at $2.7-billion in 2010 compared to $2.6-billion in 2009 and $2.1-billion in 2008. An increase in sales volumes in 2010 was largely offset by lower glyphosate prices.
Cost of product sold for crop protection products in 2010 was $2.1-billion compared to the $2.0-billion in 2009 and $1.5-billion in 2008.
Total gross profit for crop protection products was $633-million in 2010 compared to $648-million in 2009 and $576-million in 2008. Gross profit in 2010 was lower than the previous year due to competitive market conditions for many crop protection products and lower glyphosate prices in early 2010. Crop protection product margins on a percentage basis were 23.4 percent for 2010 compared to 24.6 percent for 2009 and 27.2 percent for 2008.
Glyphosate is the largest crop protection product we sell, accounting for approximately 12 percent of North American Retail’s crop protection sales revenues in 2010, compared to 20 percent in 2009. The lower proportion of revenues from glyphosate was primarily due to lower glyphosate prices, resulting from increased availability of generic glyphosate product and a related narrowing in the price differential between the branded and generic glyphosate product offerings.
Seed: Products and services
Agrium’s retail branches are an important source of the latest seed products and information for growers for the approximately $15-billion U.S. seed industry. We procure seed from major global suppliers offering their branded seed as well as our own Dyna-Gro brand seed for most of the major row crops. In selecting Dyna-Gro seed, Agrium’s seed specialists purchase key genetics from seed suppliers and match these to specific soil and growing conditions within each market or region. We believe our seed business has the greatest potential for sales growth over the short and medium term due to continuing technological advancements in seed genetics and an increase in market share. As more value is delivered through GMO seed, unit prices will increase. In addition, the sale of technologically-advanced seed will require more sophisticated agronomic knowledge offered by the major input companies as compared to the historical farmer-dealer sales network.

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Seed: Financial results
Net sales for seed were $877-million in 2010, an increase of 20 percent from the $731-million in 2009, due to higher sales volumes in 2010. Net sales for seed were $432-million in 2008, which was a partial year for UAP Holding Corporation (“UAP”), which we acquired on May 5, 2008. Seed gross profit was $171-million in 2010 compared to $152-million in 2009 and $71-million in 2008. U.S. growers increased planted areas for corn and cotton in the spring of 2010, while wheat acreage declined significantly. Agrium’s private label seed products under the brand name Dyna-Gro experienced higher sales volumes for all major crops in 2010. Dyna-Gro branded seed accounted for 19 percent of our total seed sales in 2010.
Services and Other: Products and services
Agrium offers services such as product application, soil and leaf tissue testing and analysis, as well as crop scouting. We employ a large fleet of application equipment in order to apply products at optimal rates. These services help our customers save time and resources, as well as maximize their yields.
As part of our commitment to optimizing crop yields and minimizing losses during crop input applications, we also operate a wireless network of weather stations across our western region that collect field-specific weather data and monitor soil moisture conditions. Proprietary software interprets this data to predict plant diseases and insect infestations. Our crop advisors then develop specific recommendations. This is particularly important given how quickly insects or diseases can reduce yields and crop quality of the many high value crops produced in this region.
Agrium retail branches in Australia offer customers a variety of agricultural related merchandise which include goods such as livestock products (such as animal medicines and ear tags), fencing, irrigation equipment and other products.
Services and Other: Financial results
Net sales for services and other was $388-million in 2010 compared to $273-million in 2009 and $251-million in 2008. Gross profit in 2010 was $206-million compared to $170-million in 2009 and $152-million in 2008. The net sales and gross profit figures reported for the services and other segment increased in 2010 primarily as a result of the four weeks of results from our Australian Landmark retail operations. Earnings from merchandise is expected to be significantly higher in 2011, when it will be reported as a separate line item, as a full year of earnings from the AWB/ Landmark retail chain will be included.

18	Agrium	2010 ANNUAL REPORT

Retail >> Quarterly Results
Agrium’s Retail business is seasonal in nature given our products and services are to the agriculture sector. From a net sales and gross profit perspective, the second quarter — the spring crop input application period in North America — is by far Retail’s highest sales quarter. Due to slower sales activity during the winter months, the first quarter has historically been Retail’s weakest gross profit quarter. The addition of the Australian retail business is expected to contribute some additional earnings in the first quarter, although the second quarter has historically been its most important sales and earnings quarter as it is the main application season ahead of fall planting of winter wheat seeding.
Retail quarterly performance

	2010				2009				2008
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — domestic	1,082	1,138	3,281	1,033	662	1,157	3,118	1,031	916	1,482	2,422	365
Net sales — international	243	106	59	27	76	70	30	20	106	112	84	29

Total net sales	1,325	1,244	3,340	1,060	738	1,227	3,148	1,051	1,022	1,594	2,506	394
Cost of product sold	974	925	2,621	898	549	973	2,551	909	794	1,178	1,839	279

Gross profit	351	319	719	162	189	254	597	142	228	416	667	115
Gross profit (%)	26	26	22	15	26	21	19	14	22	26	27	29

Gross profit by product
Crop nutrients	140	86	252	63	46	31	117	18	60	160	335	72
Crop protection products	118	172	274	69	98	169	304	77	133	191	223	29
Seed	26	24	106	15	15	8	104	25	7	14	48	2
Services and other	67	37	87	15	30	46	72	22	28	51	61	12

EBIT	47	75	360	(72)	(57)	31	283	(94)	(54)	121	409	4
EBITDA	80	103	387	(45)	(30)	57	307	(68)	(32)	148	431	13

*	Table includes Landmark results from December 4, 2010 onward.

2010 ANNUAL REPORT	Agrium	19

Agrium Wholesale is a major global producer and distributor of all the major crop nutrient products, with facilities and distribution assets strategically located around the world to serve our extensive customer base. Our balanced portfolio of products and geographies ensures our performance is not reliant on any one market.

20	Agrium	2010 ANNUAL REPORT

In 2010, Agrium’s Wholesale operations net sales were $3.7-billion and we achieved $1.1-billion in EBITDA, the second highest in our history. We have over nine million tonnes of crop nutrient production capacity and are proud of the important role crop nutrients play in sustaining and increasing crop yields to feed a growing world. The primary end consumer for our Wholesale products is the agriculture market — in particular, growers of grains, oilseeds and other crops who want to optimize crop yields and quality. Agricultural buyers account for about 85 percent of our Wholesale sales, with the remaining directed at our industrial customer base.
2010 Wholesale capacity, production and sales

(thousands of product tonnes)	Capacity		Production	Sales (d)

Nitrogen volumes
North America
Canada	3,480		2,650	1,401
U.S.	1,273		946	2,077
International (a)	635		466	440

Total Nitrogen	5,388		4,062	3,918

Potash volumes
North America
Canada	2,050		1,784	159
U.S.				960
International				749

Total Potash	2,050		1,784	1,868

Phosphate volumes
North America
Canada	660	(b)	552	536
U.S.	460	(b)	467	505

Total Phosphate	1,120	(b)	1,019	1,041

Other volumes
North America
Canada	350		322	198
U.S.	265		231	444
International				49

Total Other	615		553	691

Purchase for Resale volumes (c)
North America
U.S.				811
International				2,189

Total Purchase for Resale				3,000

Total Wholesale	9,173		7,418	10,518

(a)	50 percent of Profertil’s capacity.

(b)	Superphosphoric Acid (“SPA”) and Merchant Grade Phosphoric Acid (“MGA”) are reported in cargo weight.

(c)	Purchase for resale is a combination of nitrogen, phosphate, and potash sales.

(d)	Sales represent country of sales destination, not country of production.

2010 ANNUAL REPORT	Agrium	21

Wholesale >> Strategy
Agrium’s Wholesale strategy focuses on being a leading marketer of all major fertilizer products in our target markets, backed by a low cost-to-serve competitive position in the markets we participate in. We strive to achieve this by focusing on continuous improvement to the base business, growth in our manufacturing and distribution business to both increase and stabilize earnings, and further international diversification. Critical to our success are continuous improvement in environment, health, safety, and security performance; the attraction, engagement, and retention of our employees; partnerships to grow our business with customers and suppliers; and our commitment to the communities in which we operate.
Wholesale >> Key Developments
We continued to advance plans for the brownfield expansion of our Vanscoy, Saskatchewan potash mine. The project is expected to increase our annual production capability by approximately 800,000 tonnes and bring our annual nameplate capacity to almost three million tonnes. The review by the Board is scheduled for the second half of 2011 and if approved, the main construction work will occur in 2012 and 2013 with increased production capability available starting in 2014.(1) We elected to defer development of our Saskatchewan greenfield potash mine early in 2010 due to the significant capital which is expected to be allocated to our brownfield expansion.
Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly owned subsidiary of Misr Fertilizers Production Company S.A.E. in which Agrium owns a 26 percent stake, continued to progress the project to add two new trains to the existing single train at the Egyptian nitrogen facility. The expansion project is expected to triple production capacity, bringing the total annual production at the site to 1.95 million tonnes of urea and 150,000 net tonnes of trade ammonia. Construction of the new facilities is on schedule and both trains are expected to be on-stream in the first half of 2012. (1) Agrium also has an associated off-take contract to market all of export tonnes from the expansion project.
On July 1, 2010, Agrium acquired the remaining 30 percent non-controlling interest in Common Market Fertilizers S.A. (“CMF” and subsequently renamed Agrium Europe S.A.). Agrium now owns 100 percent of Agrium Europe. Agrium Europe purchases, sells, and distributes approximately 2.5 million metric tonnes of fertilizer including sales to cooperatives, merchants and, in some instances, directly to the grower. A subsidiary of Agrium Europe is expected to market a portion of the new Egyptian nitrogen production into Europe, North America, and South America.
Agrium expects to shift sourcing phosphate rock for production of monoammonium phosphate (“MAP”) at our Canadian Redwater phosphate operations from our Kapuskasing mine operations in Ontario, to sourcing rock under a long-term contract from an offshore supply source in 2013. (1) The Kapuskasing facility is expected to cease supplying rock to our Redwater facility by mid-2013 and the mine will be permanently closed. (1) We are currently in negotiations with a number of rock suppliers to finalize a long-term contract. Prior to 2000, Redwater obtained its phosphate rock supply from North African suppliers on a long-term contract. Redwater is expected to continue to benefit from the competitive advantages of low-cost sulfur and ammonia, as well as in-market pricing given the proximity of the phosphate facility to our key customer base. Our phosphate facility in Conda, Idaho will continue to source rock from our local phosphate mine.
Wholesale >> Financial Results
Net sales for Wholesale operations were $3.7-billion in 2010 compared to $3.0-billion in 2009 and $4.7-billion in 2008. Wholesale EBIT was $866-million in 2010 compared to $495-million in 2009 and $1.5-billion in 2008. The improvement in earnings this year was due to the increase in 2010 nutrient demand, particularly for potash, and higher prices and margins for nitrogen and phosphate products.

2010 Wholesale gross profit by nutrient
Source: Agrium

2010 Wholesale gross profit:
diversified markets by geography and end-user
Source: Agrium

22	Agrium	2010 ANNUAL REPORT	(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A

Wholesale >> Expenses
Wholesale expenses were $144-million in 2010 compared to $148-million in 2009 and $343-million in 2008. The variance in other expenses was attributed to lower realized losses on natural gas in 2010. This was partially offset by higher potash profit and capital taxes in 2010 when compared to 2009 due to higher potash sales volumes in 2010.
Wholesale performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Nitrogen
Net sales	1,343	1,247	1,815
Gross profit	452	412	712

Potash
Net sales	646	333	816
Gross profit	371	174	632

Phosphate
Net sales	548	436	847
Gross profit	106	38	421

Other
Net sales	201	187	237
Gross profit	34	55	68

Product purchased for resale
Net sales	993	816	971
Gross profit	48	(37)	(42)

Total net sales	3,731	3,019	4,686
Total gross profit	1,011	642	1,791
Selling	36	34	29
General and administrative	31	30	24
Depreciation and amortization	5	5	4
Potash profit and capital taxes	27	4	162
Earnings from equity investees	(21)	(22)	—
Other expenses	67	97	124

	866	494	1,448
Non-controlling interests	—	(1)	(30)

EBIT	866	495	1,478

EBITDA	1,058	607	1,670
EBITDA as a percent of net sales (%)	28	20	36

2010 ANNUAL REPORT	Agrium	23

Nitrogen [ N ] Products
Nitrogen’s fundamental role in maximizing crop growth, yield and protein levels makes it the most important nutrient in global crop nutrient production, trade and consumption. Nitrogen represented over 60 percent of the total 2010 volume of crop nutrients used globally and 45 percent of Wholesale’s total 2010 gross profit.
The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to urea, urea ammonium nitrate (“UAN”) solutions, and ammonium nitrate. With an extensive ammonia distribution, storage and transportation network, Agrium is well positioned within North America’s ammonia industry.
Agrium owns and operates five major nitrogen facilities in North America, a 50 percent joint venture interest in a nitrogen facility in South America, as well as five facilities in North America that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.2 million tonnes. We also own a 26 percent equity position in an Egyptian nitrogen plant. Our global production capacity places Agrium among the world’s top three publicly traded nitrogen producers.
The quality and diversity of our nitrogen assets is one of our key competitive strengths. Our Alberta production facilities benefit from relatively low gas costs when compared to many other regions of the world. This low North American gas cost is primarily due to increased shale gas production in North America. In addition, prices in North America for nitrogen have historically been the highest in our core markets, which include Western Canada and the Pacific Northwest. Our Argentine nitrogen facility benefits from competitively priced natural gas supplies and our in-market location within the large domestic Argentine market. Our equity interest in the Egyptian nitrogen facility provides an advantageous cost position, with direct access to major markets in Europe and North and South America.
Agrium’s nitrogen products are sold into the agricultural and industrial markets, which respectively account for about 75 percent and 25 percent of our sales. Industrial sales are more evenly distributed throughout the year than sales to the seasonal agricultural market.
Nitrogen >> Financial Results
Nitrogen gross profit
Nitrogen gross profit was $452-million in 2010 compared to $412-million in 2009 and $712-million in 2008. The improvement in 2010 was due to a combination of higher sales prices and margins, as well as an increase in sales volumes. Our margins on a per tonne basis were $115 per tonne, compared to $109 per tonne in 2009 and $201 per tonne in 2008.

Nitrogen net sales
(millions of U.S. dollars)
Source: Agrium

24	Agrium	2010 ANNUAL REPORT

Nitrogen prices
Agrium’s average realized nitrogen price was $343 per tonne in 2010 compared to $331 per tonne in 2009 and $511 per tonne in 2008. Benchmark mid-western urea prices in 2010 were 10 percent higher than in 2009, with prices firming in the latter part of 2010.
Nitrogen performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Nitrogen Domestic
Net sales	1,180	1,079	1,662
Cost of product sold	801	744	1,025

Gross profit	379	335	637
Tonnes sold (‘000)
Ammonia	1,125	1,070	1,016
Urea	1,401	1,445	1,308
Other	952	709	865

Total domestic tonnes sold (‘000)	3,478	3,224	3,189
Selling price per tonne
Ammonia	399	408	595
Urea	355	326	557
Other	246	242	379

Domestic selling price per tonne	339	335	521
Margin per tonne	109	104	200

Nitrogen International
Net sales	163	168	153
Cost of product sold	90	91	78

Gross profit	73	77	75
Tonnes sold (‘000)	440	542	362
International selling price per tonne	371	310	424
Margin per tonne	166	142	207

Total Nitrogen
Net sales	1,343	1,247	1,815
Cost of product sold	891	835	1,103

Gross profit	452	412	712
Tonnes sold (‘000)	3,918	3,766	3,551
Selling price per tonne	343	331	511
Cost of product sold per tonne	228	222	310
Margin per tonne	115	109	201

Nitrogen product and gas cost
Our cost of product sold was $891-million in 2010 compared to $835-million in 2009 and $1.1-billion in 2008 due to higher sales volumes and slightly higher per unit costs. On a per tonne basis, cost of product sold in 2010 averaged $228 compared to $222 in 2009 and $310 in 2008. Production depreciation and amortization expense is included in cost of product sold of $20 per tonne in 2010 and $14 per tonne for both 2009 and 2008.
We purchased approximately 104 BCF of gas in 2010, slightly higher than in 2009. Agrium’s overall gas cost was $4.47 per MMBtu ($4.08 per MMBtu excluding the impact of realized natural gas derivatives) in 2010 compared to $4.75 per MMBtu in 2009 ($3.66 per MMBtu excluding the impact of realized natural gas derivatives) and $7.44 per MMBtu in 2008 ($7.32 per MMBtu excluding the impact of realized natural gas derivatives). Realized and unrealized hedging gains and losses on gas derivatives are reported below gross profit and are therefore not included in cost of product sold. The average U.S. benchmark natural gas price (NYMEX) for 2010 was $4.42 per MMBtu compared to $4.03 per MMBtu in 2009 and $8.94 per MMBtu in 2008.

Nitrogen gross margins
($/Tonne)
Source: Agrium

2010 ANNUAL REPORT	Agrium	25

In 2010, the average AECO basis differential was a $0.43 per MMBtu discount to NYMEX, compared to a basis of $0.45 per MMBtu in 2009 and $1.14 per MMBtu in 2008.
Our Profertil nitrogen facility in Argentina has three competitively-priced gas contracts denominated in U.S. dollars that supply about 80 percent of our gas requirements. In 2010, Profertil negotiated the extension of two of the contracts to 2017 that were set to expire in 2012. The third contract was previously extended to 2017. Pan American Energy is the largest gas supplier, followed by Petrobras and Repsol YPF. For the remaining 20 percent of its gas requirements, Profertil purchases gas through a mix of spot and shorter-term (one- and two-year) contracts. The Argentine government has at times reduced gas available for industrial users in favor of residential users during the peak winter demand season.
Natural gas prices:North American indices and Agrium prices

(U.S. dollars per MMBtu)	2010	2009	2008

NYMEX	4.42	4.03	8.94
AECO	3.99	3.58	7.80

Basis	0.43	0.45	1.14

Wholesale
Overall gas cost excluding realized hedging losses	4.08	3.66	7.32
Realized hedging losses	0.39	1.09	0.12
Overall gas cost (a)	4.47	4.75	7.44

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.
Natural gas use (BCF)

	Western	U.S.	International	Potash
	Canada	(Borger, TX)	(Profertil)	and Other	Total

2010	71	18	12	3	104
2009	69	15	14	3	101
2008	73	16	12	4	105

Sales volumes and operating rates
Wholesale nitrogen sales volumes of 3.9 million product tonnes in 2010 were higher than the 3.8 million tonnes in 2009 and 3.6 million tonnes in 2008. The nitrogen product category is primarily made up of urea, ammonia, UAN and industrial grade ammonium nitrate. The improvement in nitrogen sales in 2010 was due primarily to higher ammonia and UAN demand brought about by a delay in application from 2009 in to 2010 due to wet weather conditions in the fall of 2009.
International sales volumes were down 19 percent (or 102,000 tonnes) in 2010 compared to 2009 due primarily to a combination of a 64-day planned maintenance program and government-imposed gas supply restrictions.

26	Agrium	2010 ANNUAL REPORT

Potash [ K ] Products
Agrium is North America’s third largest producer of potash, a nutrient that regulates plant growth processes and helps protect crops from drought and disease. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest known potash deposits are in Saskatchewan, Canada, whose mines accounted for about 50 percent of 2010 global potash reserves. Canada accounted for about 39 percent of world potash trade in 2010. Agrium produces muriate of potash (“MOP or potash”) at our facility in Vanscoy, Saskatchewan.
We sold approximately 60 percent of our sales volumes within North America and exported the other 40 percent to international markets in 2010. Our international sales are marketed through Canpotex — the offshore marketing agency for potash produced in the province of Saskatchewan which is wholly-owned by the three major potash producers in Canada. Our share of Canpotex total sales in 2010 was approximately nine percent.
Potash >> Financial Results
Potash gross profit
Our potash gross profit was $371-million in 2010 compared to $174-million in 2009 and $632-million in 2008. On a per tonne basis, potash margins averaged $198 in 2010, down from $228 in 2009 and $375 in 2008. The improvement in gross profit in 2010 compared to 2009 was due to significantly higher sales volumes in 2010 and an associated reduction in cost of product sold on a per tonne basis.

Potash net sales
(millions of U.S. dollars)
Source: Agrium

Potash performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Potash Domestic
Net sales	441	213	476
Cost of product sold	185	112	112

Gross profit	256	101	364
Tonnes sold (‘000)	1,119	467	907
Selling price per tonne	394	457	525
Margin per tonne	229	217	401

Potash International
Net sales	205	120	340
Cost of product sold	90	47	72

Gross profit	115	73	268
Tonnes sold (‘000)	749	296	779
Selling price per tonne	273	404	437
Margin per tonne	154	247	345

Total Potash
Net sales	646	333	816
Cost of product sold	275	159	184

Gross profit	371	174	632
Tonnes sold (‘000)	1,868	763	1,686
Selling price per tonne	346	436	484
Cost of product sold per tonne	148	208	109
Margin per tonne	198	228	375

2010 ANNUAL REPORT	Agrium	27

Potash prices
Agrium’s average potash selling price in 2010 was $346 per tonne, down from last year’s average of $436 per tonne and $484 per tonne in 2008. Agrium’s average realized international sales price references the price at the mine site and was $273 per tonne in 2010, a 32 percent reduction from 2009. Our realized North American potash price declined by 14 percent in 2010 to $394 per tonne. The North American benchmark potash sales price rose significantly in the second half of 2010, as domestic and international demand returned and North American producer inventory levels declined significantly.
Potash product cost
Potash cost of product sold was $275-million in 2010 compared to $159-million in 2009 and $184-million in 2008. The increase was due to our 2010 sales volumes being two and a half times greater in 2009. On a per tonne basis, cost of product sold was $148 per tonne in 2010 versus $208 per tonne in 2009 and $109 per tonne in 2008. The year-over-year decline in per tonne costs was primarily due to significantly higher sales volumes in 2010 as fixed costs were spread over a larger sales volume. This was partially offset by the rise in the Canadian dollar versus the U.S. dollar. Production depreciation and amortization expense is included in cost of product sold, with depreciation expense of $19 per tonne in 2010, $21 per tonne in 2009, and $11 per tonne in 2008.
Sales volumes and operating rates
Sales volumes were 1.9 million tonnes in 2010 compared to 0.8 million tonnes in 2009 and 1.7 million tonnes in 2008. The significant improvement in sales volumes was due to an estimated 21 percent increase in total North American demand and a 17 percent increase in world demand in 2010.
Current production capacity of 2.05 million tonnes of product requires 5.8 million tonnes of feed at a grade of 24.4 percent K2O and a milling recovery of 85 percent. The Technical Report(a) stated an expected mine life of 40 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 33 years contained in Inferred Mineral Resources. The updated estimate of 132.4 million tonnes of Proven and Probable Mineral Reserves and 112.7 million tonnes of Measured and Indicated Resources provides an updated mine life of approximately 41 years at current production rates. Changes to the primary mine life estimate are as a result of reclassification of Mineral Resources from Inferred to Measured due to the acquisition of seismic information over the entire South Block in 2010.

Potash gross margins
($/Tonne)
Source: Agrium

(a)	For a full description of the assumptions and parameters applied in estimating the potash reserves and resources, refer to “Mineral Resource and Mineral Reserve Estimates — Key Assumptions and Parameters” in the Vanscoy Technical Report by A. Dave MacKintosh, P. Geo., of ADM Consulting Limited, dated November 6, 2009, available on www.sedar.com and www.sec.gov/edgar. shtml. We use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, SEC Industry Guide 7 does not recognize them. U.S. readers are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

28	Agrium	2010 ANNUAL REPORT

Phosphate [ P ] Products
Agrium is North America’s fifth largest producer of phosphate – a key nutrient that stimulates root development and flowering and encourages early crop development. Together, Agrium’s two phosphate facilities have the capacity to produce just over one million tonnes of phosphate products annually.
At our facility in Conda, Idaho, we produce monoammonium phosphate (“MAP”) and superphosphoric acid (“SPA”) products, which we primarily sell in the northwestern U.S. Our Redwater, Alberta facility produces MAP primarily for distribution in Western Canada.
Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Each of our two facilities has a dedicated phosphate rock mine; Redwater obtains phosphate rock from our mine in Kapuskasing, Ontario, which is expected to close in 2013, (1) while our Dry Valley, Idaho rock mine supplies our Conda facility. Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the significant availability of sulfur in the region, sulfur prices are highly favorable compared to global prices. Our Conda facility sources sulfur and sulfuric acid locally and the majority of ammonia from Agrium’s Alberta nitrogen plants.
Agrium’s competitive strength for phosphate products stems from our transportation cost advantage relative to the major phosphate producers based in Florida given our facilities are located in close proximity to our end markets in Western Canada and the Western U.S. as well as our competitive cost position for sulfur and ammonia.
Phosphate >> Financial Results
Phosphate gross profit
Our phosphate gross profit was $106-million in 2010 compared to $38-million in 2009 and $421-million in 2008. The increase in gross profit this year was due to improved per tonne margins due to significantly higher phosphate prices in 2010. On a per tonne basis, phosphate margins were $102 per tonne in 2010 compared to $38 per tonne in 2009 and $465 per tonne in 2008.

Phosphate net sales
(millions of U.S. dollars)
Source: Agrium

Phosphate performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Phosphate
Net sales	548	436	847
Cost of product sold	442	398	426

Gross profit	106	38	421
Tonnes sold (‘000)	1,041	1,004	906
Selling price per tonne	527	434	935
Cost of product sold per tonne	425	396	470
Margin per tonne	102	38	465

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	29

Phosphate prices
Benchmark prices for phosphate products rose significantly during the second half of 2010 due to strong domestic and international demand for phosphate and a resulting decline in North American phosphate inventories. Central Florida di-ammonium phosphate (“DAP”) prices averaged $492 per tonne in 2010 compared to $316 per tonne in 2009 and the record price of $944 per tonne in 2008. Agrium’s realized sales prices are a mix of phosphate products, over 80 percent of our sales are mono-ammonium phosphate, with the remainder of sales made up of superphosphoric acid and merchant grade phosphoric acid. Agrium’s realized sales price in 2010 was $527 per tonne compared to $434 per tonne in 2009 and $935 per tonne in 2008.
Phosphate product cost
Our cost of product sold rose to $442-million in 2010 compared to $398-million in 2009 and $426-million in 2008. On a per tonne basis, cost of product sold was $425 in 2010 compared to $396 in 2009 and $470 in 2008. The increase in cost over 2009 was due primarily to higher sulfur costs in addition to higher phosphate rock costs at our Redwater facility. Part of the reason for the increase in rock costs was due to the impact of the stronger Canadian dollar in 2010 on our Canadian phosphate operations. Depreciation and amortization expense is $65 per tonne in 2010 compared to $32 per tonne in 2009 and $28 per tonne in 2008.
The Redwater, Alberta phosphate facility sources rock from our Kapuskasing, Ontario rock mine and has done so since 1999 when this mine first began production. Prior to this, the Redwater phosphate facility sourced its phosphate rock from Africa. The Redwater facility is expected to continue to source rock from the Kapuskasing facility until mid-2013 and this mine is expected to be closed permanently.(1) Agrium is currently in discussions with offshore rock suppliers to finalize a long term contract to supply rock for the Redwater facility on an on-going basis. We expect to be in a position to finalize a phosphate rock supply contract in 2011.(1) The Conda facility will continue to source rock from its associated rock mine in Idaho.

Phosphate gross margins
($/Tonne)
Source: Agrium

Sales volumes and operating rates
Our sales volumes of phosphate were up slightly in 2010, totalling 1.0 million tonnes, compared with the 1.0 million tonnes sold in 2009 and 0.9 million tonnes in 2008.
Other Wholesale Products
Our other wholesale product group is mainly comprised of ammonium sulfate products produced in Western Canada and in our Rainbow® Plant Food (“Rainbow”) business which produces NPK products in the south-eastern U.S. Ammonium sulfate fertilizer contains both nitrogen and sulfur and is one of the most effective ways to supply sulfur to soils as the sulfate is immediately available to the crop.
The Rainbow product line offers homogenous NPK products, with a specific combination of nutrients contained in each granule. These products are used on high-value crops such as tobacco, cotton, peanuts and vegetables as well as some commodity crops. This alternative to the more common practice of blending different nutrient granules at a farm center offers numerous advantages, including reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our three facilities in Americus, Georgia, Hartsville, South Carolina, and Florence, Alabama.
Other Wholesale >> Financial Results
In 2010, our Other Wholesale gross profit was $34-million compared to $55-million in 2009 and $68-million in 2008. Our Rainbow business achieved a significant year-over-year increase in margins and sales volumes in 2010, although this was largely offset by lower sulfate margins in 2010 due to a significant increase in sulfur costs this year.

30	Agrium	2010 ANNUAL REPORT	(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A

Product Purchased for Resale products
In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers in North and South America and within Western Europe. This allows us to optimize the value of our extensive distribution and marketing capability beyond what is possible through the sale of our manufactured product alone.
Net sales of product purchased for resale were a record $993-million in 2010 compared to $816-million in 2009 and $971-million in 2008. Total sales volumes for this business in 2010 were 3.0 million tonnes compared to 2.7 million tonnes in 2009 and 1.8 million tonnes in 2008. The 2010 geographic breakdown of sales volumes were as follows: 0.8 million tonnes in North America; 2.1 million tonnes in Europe; and 0.1 million tonnes in South America.
Gross profit improved in 2010 to $48-million, compared to a loss of $37-million in 2009 and a loss of $42-million in 2008, due to the return of more normal global demand for crop nutrients and a higher realized selling price in 2010 as well as lower cost inventory at the start of 2010. On a per tonne basis, the average selling price was $331 in 2010 versus $305 in 2009 and the average per tonne margins in 2010 were $30 per tonne higher than in 2009.
Distribution and storage
To meet our agricultural customers’ highly seasonal demand, we have developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. Our global distribution and storage total amounts to over 2.6 million tonnes. We also have over 4,000 railcars under long-term lease and use barges, pipelines, and ocean vessels to move our product. Our Agrium Europe acquisition significantly strengthened our position in Europe, where Agrium Europe owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. We plan to move a portion of urea from the expanded Egyptian facility into Europe when the expansion is completed in the first half of 2012.
Egyptian nitrogen facility: MOPCO
Our interest in the Misr Fertilizers Production Company S.A.E., whose subsidiary ENPC owns a nitrogen facility in Damietta, Egypt, contributed $17-million in equity earnings in 2010. This compares to equity earnings of $20-million in 2009. The project is expected to triple the production capacity and is on schedule for completion in mid-2012.(1) It is anticipated that the $1.8-billion expansion project will increase the plant’s annual capacity to 1.95 million tonnes of urea and 150,000 net tonnes of trade ammonia. Agrium will have a 26 percent equity interest in the expanded plant without having to put further capital in the project. Agrium also has an associated off-take agreement to market all of export tonnes from the two new expansion trains. Existing annual capacity is 675,000 tonnes of urea and 80,000 trade tonnes of ammonia.

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	31

Wholesale >> Quarterly Results
As the agricultural sector is our primary market, our Wholesale results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBIT perspective. The fourth quarter is also important in terms of sales volume and EBIT as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is usually the weakest, as application and sales volumes are light in the winter months. In 2010, the Western Canadian crop application season was affected by excessive wet weather while the early finish to the fall harvest lengthened the crop input application season in the U.S.
Wholesale quarterly results

	2010				2009				2008
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	955	688	908	690	621	562	872	653	857	1,445	1,279	646
Net sales — inter-segment	146	111	134	99	95	96	78	42	125	154	118	62

Total net sales	1,101	799	1,042	789	716	658	950	695	982	1,599	1,397	708
Cost of product sold	760	620	768	572	536	525	738	578	699	946	815	435

Gross profit	341	179	274	217	180	133	212	117	283	653	582	273
Gross profit (%)	31	22	26	28	25	20	22	17	29	41	42	39

Nitrogen
Net sales	370	290	444	239	294	260	464	229	355	498	635	327
Cost of product sold	210	210	304	167	199	180	282	174	219	294	389	201

Gross profit	160	80	140	72	95	80	182	55	136	204	246	126
Tonnes sold (‘000)	980	950	1,256	732	930	919	1,244	673	691	838	1,254	768
Selling price (per tonne)	378	305	354	327	316	283	373	340	514	594	506	426
Margin (per tonne)	163	84	111	98	102	87	146	82	197	243	196	164

Potash
Net sales	150	127	188	181	135	109	47	42	192	249	244	131
Cost of product sold	54	68	78	75	61	53	24	21	33	47	60	44

Gross profit	96	59	110	106	74	56	23	21	159	202	184	87
Tonnes sold (‘000)	418	388	529	534	353	273	61	76	283	380	574	449
Selling price (per tonne)	360	327	355	339	382	399	770	553	678	655	425	292
Margin (per tonne)	228	152	208	199	210	205	377	276	562	532	321	194

Phosphate
Net sales	153	156	124	115	91	114	118	113	153	317	235	142
Cost of product sold	99	132	114	97	90	115	106	87	67	122	139	98

Gross profit	54	24	10	18	1	(1)	12	26	86	195	96	44
Tonnes sold (‘000)	246	302	243	250	232	310	260	202	137	240	297	232
Selling price (per tonne)	624	517	510	460	392	368	454	559	1,117	1,321	791	612
Margin (per tonne)	218	79	41	72	4	(3)	46	129	628	813	323	190

Other
Net sales	50	32	70	49	35	26	81	45	31	67	82	57
Cost of product sold	42	25	60	40	27	15	58	32	21	46	55	47

Gross profit	8	7	10	9	8	11	23	13	10	21	27	10
Tonnes sold (‘000)	161	132	223	174	146	100	176	145	69	144	202	168

Product purchased for resale
Net sales	378	194	216	205	161	149	240	266	251	468	201	51
Cost of product sold	355	185	212	193	159	162	268	264	359	437	172	45

Gross profit	23	9	4	12	2	(13)	(28)	2	(108)	31	29	6
Tonnes sold (‘000)	944	620	759	677	598	510	681	883	388	905	376	112
Selling price (per tonne)	400	313	285	303	269	292	352	301	647	517	535	455
Margin (per tonne)	25	15	5	18	3	(25)	(41)	2	(278)	34	77	54

EBIT	306	135	285	140	140	83	215	57	106	412	647	313
EBITDA	345	190	348	175	169	115	244	79	214	439	682	335

32	Agrium	2010 ANNUAL REPORT

Strategic Business Unit: ADVANCED TECHNOLOGIES
Agrium Advanced Technologies (“AAT”) has become a global leader in slow and controlled-release plant nutrition by offering products that provide customers with both economic and environmental advantages. We have an extensive breadth of products to satisfy customer demand for a broad range of markets including: agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.
Advanced Technologies >> Strategy and Key Developments
One of Agrium’s expectations for AAT is to target $100-million of EBITDA by 2015.(1) To achieve this goal, AAT’s three key areas of strategic focus will be: 1) growing the base North American business; 2) creating innovative solutions to enhance customer value and protect the environment; and 3) expanding internationally with current and future technologies.
Since its establishment in 2006, AAT has grown steadily through a mix of acquisitions, business expansions and capacity additions. In 2010, AAT continued this trend with the opening of a new 109,000 tonne ESN capacity production facility and the addition of the Professional Turf and Ornamental business transferred from our Retail business unit. The new ESN facility in New Madrid, Missouri, began production in March of 2010. In conjunction with two other strategically located plants, Agrium’s annual ESN capacity has now increased to 328,000 tonnes. We designed the New Madrid facility with a view to being able to double the plant’s production capacity at some point in the future. Also in 2010, we began manufacturing our NITROFORM® slow-release fertilizer product line at our production facility in Courtright, Ontario allowing the production of all three AAT non-coated product lines at the same location.

ESN growth in sales volumes and capacity
Tonnes (’000)

*	New production capacity of 109,000 MT from New Madrid facility commissioned in March 2010
Source: Agrium

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	33

Advanced Technologies >> Products and Services
We have the capability to produce a broad spectrum of slow and controlled-release fertilizers including polymer-coated, sulfur-coated and reacted products in a variety of sizes and composition to meet the specific needs of our target markets. AAT is committed to protecting and preserving our environment. We are a world leader in slow and controlled-release fertilizers and our products are engineered with advanced-generation coatings and other technologies to prevent leaching and nutrient loss to the environment.
Nutrients in the environment are getting more focus than ever as evidenced by three factors: 1) government subsidies to farmers for nutrition management plans are increasing; 2) the continued acceptance of controlled release technology by farmers; and 3) initiatives to regulate nutrient use in urban markets are becoming more common.
AAT maintains a strong emphasis on product innovation at our Sylacauga, Alabama, research facility where we focus on new product development and on ways to enhance and optimize our current portfolio of products. We also support targeted agronomic research conducted at agricultural institutions across North America and with selected agronomists in The People’s Republic of China, Southeast Asia, and Europe.
In September, 2010, as a result of the transfer of the Professional Turf and Ornamental business from Retail, AAT launched Direct Solutions, a new direct-to-market sales division with over 100 industry professional field representatives across North America, that is intended to serve as a one-stop supplier of products directly to turf and ornamental customers.
AAT tailors its branded products to specific markets and end use customers:
☐	Agriculture >>

A polymer-coated, environmentally sensitive, controlled-release fertilizer that provides both environmental and economic benefits for broad acre crops (ESN®). AAT also produces and markets UltraYield® Micronutrients;

☐	Specialty Agriculture >>

Products designed specifically for high-value crops such as strawberries and other food crops (Smart Nutrition™, Polyon®, Duration®, and ESN®);

☐	Professional Turf >>

Branded specialty fertilizer products with slow-release or controlled-release technologies suitable for golf course turf, lawn care and sport field applications (XCU®, Polyon®, Duration®, Nutralene®, Nitroform®, AMP™) and associated branded professional products (ProTurf®, Nu-Gro®, Nu-Spec®) in Canada. AAT also markets Precise® controlled release plant protection for turf;

☐	Horticulture >>

Products and blends designed specifically for the nursery market (Polyon®, Duration®, Nitroform®); and

☐	Consumer Lawn and Garden >>

(Polyon®, Duration®, Nutralene®, XCU®).
The key benefits that ESN offers relative to traditional nitrogen products include a significant improvement in crop yields and quality, as well as providing important benefits to the environment. ESN has been shown to increase corn yields by 40 bushels per acre and provide yield and quality improvement in crops such as wheat, canola and potatoes. ESN is the only nitrogen source which offers significant protection against nitrogen loss to the air and water through reduced volatilization, denitrification and leaching, as a result it qualifies for a variety of government environmental programs. Growers also benefit from ESN’s greater convenience as it allows for a wider window of application than traditional nitrogen products.

34	Agrium	2010 ANNUAL REPORT

Advanced Technologies >> Financial Results
AAT’s net sales were $390-million in 2010 compared to $304-million in 2009 and $352-million in 2008. Gross profit increased to $85-million in 2010 compared to $54-million in 2009 and $79-million in 2008. EBIT was $12-million in 2010 compared to $3-million in 2009 and $33-million in 2008. The Turf and Ornamental business had net sales of $271-million in 2010, compared to $222-million in 2009 and $239-million in 2008.
The increase in 2010 was primarily due to the full-year contribution inclusion of the professional turf and ornamental distribution operations that were transferred from Agrium’s Retail business unit to AAT in August 2009. This transfer included Retail’s Professional Products East business and its 32 retail locations, providing a direct retail channel in the turf and ornamental market for AAT. This operation accounted for $92-million in net sales and $22-million in gross profit for the year, compared to $31-million in net sales and $8-million in gross profit in 2009. Gross margins and sales to the non-agricultural market continue to be impacted by the low housing starts and depressed economic conditions in the U.S. which impacts sales to the golf course as well as other professional product markets.
The increase in net sales and gross profit in the agricultural sector was due primarily to the increase in ESN sales volumes in 2010. Net sales to the agriculture market were $119-million in 2010 compared to $82-million in 2009 and $113-million in 2008. ESN sales volumes increased 37 percent in 2010 from 2009.
Advanced Technologies >> Expenses
Expenses for AAT were $73-million in 2010 compared to $51-million in 2009 and $46-million in 2008. Selling and general administrative costs were higher in 2010 versus 2009 due to the addition of the turf and ornamental operations for the entire year and $8-million of additional investments to support improvements in the areas of marketing, information technology and financial reporting.
Growth in AAT net sales and gross profit
(millions of U.S. dollars)
Source: Agrium
Advanced Technologies financial results

	Year ended December 31
(millions of U.S. dollars, except as noted)	2010	2009	2008

Turf and Ornamental
Net sales	271	222	239
Cost of product sold	215	188	196

Gross profit	56	34	43

Agriculture
Net sales	119	82	113
Cost of product sold	90	62	77

Gross profit	29	20	36

Total net sales	390	304	352
Total cost of product sold	305	250	273

Total gross profit	85	54	79
Selling expenses	30	13	6
General and administrative	39	36	31
Depreciation and amortization	7	8	10
Earnings from equity investees	(4)	(5)	(4)
Other expenses (income)	1	(1)	3

EBIT	12	3	33

EBITDA	31	22	50
EBITDA as a percent of net sales (%)	8	7	14

2010 ANNUAL REPORT	Agrium	35

Advanced Technologies >> Quarterly Earnings
As with our other business units, the AAT business is seasonal. For our turf and ornamental products, the first and second quarters are typically the strongest. This is earlier than the key sales season for the agricultural market, as our customers include golf courses and formulators/blenders in turf and ornamental businesses which tend to order product well ahead of the start of the season. For these products, the third quarter has historically been the weakest, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are likely to be more even across the second through the fourth quarters as ESN becomes a larger component of AAT’s business.
Advanced Technologies quarterly results

	2010				2009				2008
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	82	80	123	53	85	55	71	50	63	75	87	68
Net sales — inter-segment	15	12	15	10	10	5	11	17	13	15	20	11

Total net sales	97	92	138	63	95	60	82	67	76	90	107	79
Cost of product sold	73	77	107	48	79	49	65	57	59	65	87	62

Gross profit	24	15	31	15	16	11	17	10	17	25	20	17
Gross profit (%)	25	16	22	24	17	18	21	15	22	28	19	22

EBIT	2	(4)	15	(1)	(6)	—	8	1	6	10	11	6
EBITDA	7	1	20	3	—	4	12	6	8	17	15	10

Other Business Unit
Our Other business unit is a non-operating segment comprising corporate and administrative functions and costs that provide support and governance to our operating business units.
The Other business unit is also used to eliminate inter-segment transactions so each operating segment can be evaluated and managed on a stand-alone basis, with all transactions reflected at arm’s-length consideration. The eliminations relate to purchase and sale transactions between our Retail, Wholesale and AAT business units.
Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs from our headquarters in Calgary, Alberta, stock-based compensation expense, and other expenses such as regulatory compliance, foreign translation gains and losses, financing costs and business development costs associated with evaluating new growth opportunities.
EBIT was a $185-million loss in 2010 compared to an $80-million loss in 2009 and a $25-million profit in 2008. The decrease in EBIT in 2010 compared to 2009 was primarily driven by a higher amount of deferred gross profit on Wholesale products sold to Retail that were yet to be sold to external customers at the 2010 year end, higher stock-based compensation expense as a result of significant share price appreciation year over year, and other costs related to the AWB acquisition in 2010.

36	Agrium	2010 ANNUAL REPORT

Crop Input Situation and 2011 Outlook
Continued solid growth in global demand for crops, coupled with a decline in global crop production in 2010, has resulted in a significant tightening in the global crop supply and demand balance and created an excellent outlook for the crop input market. Many global crops are trading at historically high levels as of early 2011.
☐	Global stock-to-use ratios for most major crops are very low as a result of strong grain demand and below trend crop yields. Global grain production was impacted in 2010 by a drought in Russia and below trend U.S. corn yields.

☐	U.S. corn stocks-to-use ratio is projected to reach record low levels in 2010/11.

☐	U.S. grower cash margins for the 2010/11 marketing year are at all-time highs for corn, cotton and soybeans as of February, 2011 which is expected to provide underlying support for all crop inputs.

☐	The USDA projects that as many as 10 million more acres could be planted in the U.S. alone in the spring of 2011.
Grain production, consumption and stocks/use ratio
Source: USDA
Significant upward trend in major crop prices
Change in crop price index (Base year: 2005-2007 average)
Source: CME Group and ICE Futures

2010 ANNUAL REPORT	Agrium	37

Crop Protection Products and Seed Products
Crop protection product markets were under pressure in early 2010, however strong agricultural markets in late 2010 and early 2011 have improved the outlook for virtually all crop inputs. High crop prices and expanded acreage in 2011 supports a positive outlook for crop inputs, as we expect growers will continue to invest in these technologies to take full advantage of the strength in crop markets.
☐	Glyphosate product prices in 2009/10 were impacted by an excess supply of product which took place in China in 2009. Prices appear to have stabilized in North America and Chinese glyphosate prices started to rise in late 2010.

☐	We believe the very strong crop prices should support demand for fungicides and other crop protection products in 2011.

☐	The ongoing trend toward more crops showing resistance to glyphosate should continue to support increased demand for other crop protection products as they are added to tank mixes for optimal weed control.
Crop Nutrients
Demand for all three crop nutrients rebounded in 2010 in North America and globally, from the unusually low levels experienced in 2009. Strength in underlying agricultural fundamentals is expected to be supportive of another significant increase in global crop nutrient demand in 2011.
Variance in global nutrient demand
Strong growth expected in 2010 and 2011
Source: IFA
Nitrogen
☐	Global nitrogen demand is estimated to have increased by two percent in 2010 and industry analysts expect a further 1.5 percent increase in 2011, well above the long term average of about one percent.

☐	Global nitrogen markets were tight in 2010 and in early 2011, as global urea prices remained above the high cost producers’ production costs. Ukrainian nitrogen producers are believed to be paying $9/MMBtu as of the end of 2010, which would translate to an export break even cost/price of $300 per tonne.

☐	North American nitrogen demand is expected to increase by at least three percent in 2011.

☐	North American nitrogen producers are expected to continue to benefit from low-cost natural gas supplies due to continued development of shale gas reserves.

☐	There are a number of new nitrogen facilities scheduled to come on stream globally in the second half of 2011, however this may be at least partly offset by the potential for reduced Chinese urea exports in 2011 given the recent changes in the government export tax policies and continued market growth.
Phosphate
☐	Global phosphate demand is estimated to have increased by eight percent in 2010 and industry analysts expect a further five percent increase in 2011.

☐	North American domestic phosphate demand is estimated to have increased by 15 percent in 2010 as application rates rebounded from low levels in 2009. Demand last fall was particularly strong due to the extended post-harvest application season and high crop prices.

☐	The strong application season for phosphates and potash in the U.S. this fall may impact demand this spring, however the extent this may occur will ultimately depend on the size of total crop acreage, the crop mix in the spring of 2011 and total application rates for the 2010/11 fertilizer year.

☐	The phosphate market showed considerable tightness in 2010, with North American inventories well below the five-year average.

☐	Indian phosphate imports were very strong in 2010, accounting for over 35 percent of global DAP/MAP imports in 2010.

☐	China exported record phosphate volumes in 2010 but ended the year with low inventories. Similar to urea, the Chinese government narrowed the window through which exports are available at the lower export tax rate.

☐	The new Ma’aden Phosphate Project in Saudi Arabia was originally expected to begin exporting DAP in the first half of 2010, but most analysts now expect commercial supplies to be available in early 2012.

38	Agrium	2010 ANNUAL REPORT

Potash
☐	The global potash market also showed a dramatic rebound in demand in 2010 as global potash deliveries are estimated to have risen 60 percent to reach 50 million tonnes.

☐	Global potash deliveries are projected to continue to increase to approximately 55 million tonnes in 2011.

☐	North American potash demand is estimated to have increased 20 percent in 2010/11 and industry analysts expect a further seven percent increase in 2011, even with the strong application rates experienced in the fall of 2010.

☐	India contracted for potash early in 2010 and changes in their fertilizer policy were supportive to domestic demand.

☐	Chinese potash imports increased significantly in 2010 from the low levels in 2009, but remained below average.
Agrium’s Key Business Drivers
The primary driver for Agrium’s business is the need for the world’s growers to sustain and increase the production of grain, oilseeds and other crops to feed growing global demand.
Key factors directly impacting our crop input businesses include:
1	Macro economic factors

☐	A rising global Gross Domestic Product (“GDP”) will result in improved diets, particularly among the rapidly growing Asian middle-class. Growth in the global population is supported by these developing countries. This supports demand for increased grain production and increased demand for crop inputs (crop protection products, nutrients, seed and related services) to optimize yields on the world’s limited arable land base.

☐	The rate of global GDP growth can also have an impact on demand for Wholesale’s industrial products and the rate of domestic economic growth can influence AAT’s controlled-release products for the turf and ornamental business.

2	Agricultural supply and demand balance

☐	Rising demand for food, biofuel, and fiber supports crop prices and increased seeded acreage, which benefit all of Agrium’s business units.

☐	Weather and pest pressure can impact crop input demand on a short-term and regional basis.

☐	New capacity, facility closures or significant changes in regional/global operating rates can influence production and prices for each crop input. Significant changes in the cost of production can influence the price and availability of crop inputs or the required raw materials.

3	Government policies,actions and exchange rates

☐	Changes in agricultural policies, trade policy, tax structure, regulatory bodies, environmental compliance, and other interventions can impact demand/supply of crop inputs and the cost of doing business in a given region of the world.

☐	A change in the value of the Canadian dollar relative to the U.S. dollar can impact our costs which are reported in U.S. dollars. This is because it increases our fixed costs at our Canadian operations, particularly at our Vanscoy potash facility and Redwater phosphate plant.

☐	A change in the value of the Australian dollar relative to the U.S. dollar can impact our Retail earnings which are reported in U.S. dollars.

4	Consumer preference and technological change

☐	Increased global emphasis and demand by stakeholders for environmentally, socially and economically sustainable products have the potential to impact demand for various products and practices and influences the development of new products, and services.

2010 ANNUAL REPORT	Agrium	39

Key Business Sensitivities
Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at the end of 2010.

			Consolidated
	Change	Consolidated	Net Earnings
(millions of U.S. dollars, except as noted)	in Factor	EBIT Impact	Impact(f)

Wholesale Margins (a)(b)
Nitrogen (c)	1.00%	7	5
Potash (d)	1.00%	5	4
Phosphate	1.00%	2	1
Product purchased for resale	1.00%	1	—
Retail Margins (e)
Crop Nutrients	1.00%	30	21
Crop Protection Products	1.00%	30	21
Seed	1.00%	10	7
Exchange Rate from CAD to USD	$0.01	15	11
	$1.00 change
Stock-based compensation expense	in share price	3	2

(a)	Change in factor is per metric tonne.

(b)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by nitrogen pricing. However, without any offset in pricing, the sensitivity to earnings for a $0.50/MMBtu change in NYMEX gas prices is $43-million in EBIT and $30-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta gas or nitrogen prices and is before the impact of natural gas economic hedge activity.

(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (b) above.

(d)	Potash sensitivity does not include potash profit and capital tax.

(e)	Change in factor is gross profit as a percentage of net sales.

(f)	To convert impact to a fully diluted EPS basis, divide the net earnings impact by the weighted-average number of outstanding shares (158 million shares as of December 31, 2010).
Margins
Wholesale
Certain key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. In the case of nitrogen and gas prices, there can be times where a significant change in North American gas prices can influence nitrogen prices, depending on the global nitrogen supply/demand balance situation. Wholesale’s purchase for resale margins are impacted by the volatility in the price for a crop nutrient between the time we purchase the product and the time we sell the product to the end customer.
Retail
Retail product margins are normally more stable than Wholesale margins, as Retail tends to be more of a cost-plus margin business than is Wholesale. However, there are several factors that can influence Retail margins. For example, nutrient margins are impacted by the volatility in the price between the time we purchase the product and the time we sell the product to the grower; and relative timing of our competitors’ nutrient purchases in relation to our purchases which can generate different cost basis. Fluctuations in commodity prices affect the types of crops planted resulting in different crop input needs, but more significantly affect the timing of growers’ decisions on the application levels of our products. Lower crop commodity prices may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s revenues and related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in chemical pricing and rebates collected from our suppliers, as well as shortages or oversupply of different products.
Advanced Technologies
A key variable that would impact AAT net earnings is a significant change in the price of UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen products, primarily UAN and urea, for this market segment. Another factor that could impact results would include the potential continued softness in spending by golf courses and other professional product customers.

40	Agrium	2010 ANNUAL REPORT

Foreign Exchange
The international currency of the agribusiness industry is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to the Argentine peso, Euro and Australian dollar. Fluctuations in these currencies could also impact our financial results.
Consolidated Performance
Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2010	2009	2008

Net sales	10,520	9,129	10,031
Cost of product sold	7,869	7,186	6,808

Gross profit	2,651	1,943	3,223
Expenses
Selling	1,038	918	815
General and administrative	236	202	192
Depreciation and amortization	129	124	110
Potash profit and capital tax	27	4	162
Earnings from equity investees	(25)	(27)	(4)
Other expenses (income)	143	142	(38)

Earnings before interest, income taxes and non-controlling interests	1,103	580	1,986
Interest on long-term debt	88	91	82
Other interest	19	19	23

Earnings before income taxes and non-controlling interests	996	470	1,881
Income taxes	265	105	589
Non-controlling interests	—	(1)	(30)

Net earnings from continued operations	731	366	1,322
Net loss from discontinued operations	(17)	—	—

Net earnings	714	366	1,322

Earnings per share
Basic	4.53	2.33	8.39
Diluted	4.52	2.33	8.34

Our net earnings were $714-million in 2010, or $4.52 diluted earnings per share, an increase of $348-million over 2009. The increase was primarily due to higher gross profit from crop nutrients and potash, partially offset by higher selling expenses and income taxes. Net earnings were $366-million in 2009, or $2.33 diluted earnings per share, $956-million lower than 2008. The decrease was primarily due to lower gross profit from all three of our operating business units, partially offset by a decrease in potash profit and capital tax. Significant items affecting the comparability of annual results include the following:
Gross profit
Gross profit for the year ended December 31, 2010 was $2.7-billion, a $708-million increase over 2009. The increase was primarily due to:
☐	Higher crop nutrients margin driven by an increase in sales volume and a much higher drop in cost of products sold than realized selling price;

☐	Higher potash gross profit driven by increase in both domestic and international sales volumes as pricing stabilized; and

☐	Higher phosphate and purchase for resale margins mainly driven by increased prices, consistent with the change in benchmark pricing.
Gross profit for the year ended December 31, 2009 was $1.9-billion compared to $3.2-billion for the year ended December 31, 2008. This change in gross profit was primarily due to:
☐	Lower selling prices for most products;

☐	Significantly lower potash sales volumes; and

☐	Increase in Retail’s cost of fertilizer resulting from higher priced inventories purchased at the end of 2008 being sold into a declining price environment in the first half of 2009.

2010 ANNUAL REPORT	Agrium	41

The decrease in 2009 gross profit was partially offset by inclusion of the UAP business for the full 12 months in 2009 versus approximately eight months in 2008.
Selling expenses
Selling expenses were $1.0-billion in 2010, compared to $918-million and $815-million in 2009 and 2008, respectively. The majority of our selling expenses are in our Retail business unit. Selling expenses were higher in 2010 versus 2009 due to increases in payroll costs associated with new hires and acquisitions, performance incentives, and fuel costs. The increase in selling expenses in 2009 compared to 2008 was primarily due to inclusion of the UAP business for the full year of 2009, partially offset by a reduction in fuel costs and performance incentives.
General and administrative expenses
General and administrative expenses increased year over year due to growth in our business, including the effect from acquisitions. General and administrative expenses for the years ended December 31, 2010, 2009, and 2008 were $236-million, $202-million, and $192-million, respectively.
Depreciation and amortization
Depreciation and amortization expense was $129-million in 2010, versus $124-million in 2009 and $110-million in 2008. In the first quarter of 2008, Agrium adopted a Canadian accounting standard requiring the reclassification of depreciation related to assets employed directly in production of inventory. Periods prior to 2008 were not restated. The amount of depreciation and amortization recorded in the cost of product sold was $205-million, $118-million, and $108-million in 2010, 2009, and 2008, respectively. While depreciation and amortization expense in 2010 remained relatively unchanged from 2009, it increased slightly in 2009 compared to 2008, as the addition of UAP for the full year of 2009 increased depreciation and amortization expense by $15-million.
Potash profit and capital tax
Potash profit and capital tax was $27-million in 2010, an increase of $23-million compared to 2009. The increase in 2010 was driven by higher sales volumes in 2010 versus 2009. Potash profit and capital tax decreased by $158-million to $4-million in 2009 compared to $162-million in 2008. The decrease in 2009 compared to 2008 was primarily due to lower potash sales volumes, favorable tax impact from higher capital spending on our potash growth projects, and potash profit tax refund.
Earnings from equity investees
Earnings from equity investees were $25-million, $27-million and $4-million in 2010, 2009, and 2008, respectively. The majority of our earnings from equity investees is from our 26 percent interest in Egyptian Misr Fertilizer Production Company, S.A.E.
Other expenses (income)

	2010	2009	2008

Stock-based compensation	110	73	(25)
Realized loss (gain) on derivative financial instruments	39	123	(77)
Unrealized loss (gain) on derivative financial instruments	42	(39)	77
Acquisition costs	45	—	—
Gain on disposal of marketable securities	(52)	—	—
Environmental remediation and accretion of asset retirement obligations	14	9	15
Interest income	(50)	(56)	(57)
Foreign exchange (gain) loss	(40)	17	(119)
Bad debt expense	31	33	23
Other	4	(18)	125

	143	142	(38)

Higher stock-based compensation expense in 2010 versus 2009 and 2009 versus 2008 both resulted from increases in our share price. Our closing share price on the New York Stock Exchange (NYSE) as at December 31, 2010, was $91.75 compared to $61.50 as at December 31, 2009 and $34.13 as at December 31, 2008.

42	Agrium	2010 ANNUAL REPORT

Net realized and unrealized losses on derivative financial instruments were $81-million, $84-million, and nil for 2010, 2009, and 2008, respectively. Other expenses for 2010 included $45-million in costs related to the proposed CF acquisition expensed upon termination of our purchase offer, which were more than offset by a $52-million gain from the sale of 1.2 million CF shares. Other expenses for 2009 included $113-million of realized loss partially offset by $20-million unrealized gain on gas, power and nutrient derivative financial instruments primarily due to lower natural gas prices. Other income for 2008 included $69-million of net hedging gains before non-controlling interests associated with our investment in Egypt (see page 49 for further details), which were almost entirely offset by $68-million of net realized and unrealized losses on gas, power and nutrient derivative financial instruments.
Foreign exchange gains were $40-million in 2010 where the majority related to the remeasurement of Canadian dollar and Australian dollar denominated inter-segment loans that occurred in the fourth quarter of 2010. Foreign exchange losses were $17-million in 2009 where the bulk related to the strengthening of the Canadian dollar and settlement of certain inter-segment positions. Foreign exchange gains of $119-million in 2008 were related to the weakening of the Canadian dollar during the year and U.S. dollar-denominated accounts receivables in Canadian companies. The year-end Canadian to U.S. dollar exchange rate for 2010 was 0.9946 compared to 1.0466 for 2009 and 1.2246 for 2008.
Interest on long-term debt
Interest on long-term debt was $88-million in 2010, compared to $91-million in 2009 and $82-million in 2008. Interest on long-term debt for 2010 remained relatively unchanged from 2009. Interest expense increased in 2009 compared to 2008 due to the inclusion of a full year’s interest on the $500-million long-term debt issued in connection with the UAP acquisition in September 2008, partially offset by lower interest rates on our floating rate bank loan.
Income taxes
Our overall effective tax rate was 27 percent in 2010, versus 22 percent in 2009 and 31 percent in 2008. The increase in effective tax rate for 2010 versus 2009 was driven by the comparatively greater proportion of income earned in higher taxed jurisdictions in 2010. The decrease in tax rate for 2009 versus 2008 reflected a higher proportion of income earned in lower taxed jurisdictions, partially offset by Canadian tax on the foreign exchange gains related to our U.S. dollar-denominated debt.
Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the three years ended December 31, 2010, 2009 and 2008 are provided in note 6 to our 2010 consolidated financial statements.
Non-controlling interests
Non-controlling interests were nil, $1-million, and $30-million for 2010, 2009, and 2008, respectively. The decrease in 2009 compared to 2008 was primarily due to the $42-million non-controlling interests from the $87-million write-down to our $295-million EAgrium investment in the fourth quarter of 2008 to reflect the difference in the estimated fair value of our MOPCO equity interest and the cost of our investment in EAgrium. EAgrium was deconsolidated in 2009.
Net loss from discontinued operations
On December 3, 2010, we acquired AWB’s Commodity Management business as a part of the AWB acquisition. On December 15, 2010, Agrium announced that Cargill agreed to acquire a majority of the Commodity Management business. As a result, these businesses are classified as discontinued operations. For discussion on AWB, see section “Business acquisition: AWB Limited”.
Net loss from discontinued operations was $17-million for 2010 and nil for both 2009 and 2008. For further discussion on discontinued operations, see section “Discontinued Operations: AWB’s Commodity Management business”.

2010 ANNUAL REPORT	Agrium	43

Quarterly Results of Operations
The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter, respectively. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia, except for international potash sales. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some additional impact on the seasonality of our business cycle.

				(Loss) Earnings
(millions of		Net (Loss)		Per Share
U.S. dollars,		Earnings		from					Cash		Long-
except		from	Net	continuing		(Loss) Earnings			and		term
per share	Net	continuing	(Loss)	operations		Per Share		Total	Cash	Dividends	Financial
amounts)	Sales	operations	Earnings	Basic	Diluted	Basic	Diluted	Assets	Equivalents	Declared	Liabilities

2010
Q1	1,798	(7)	(7)	(0.04)	(0.04)	(0.04)	(0.04)	10,401	907	—	1,972
Q2	4,367	506	506	3.21	3.20	3.21	3.20	9,795	805	9	1,918
Q3	2,009	57	57	0.37	0.37	0.37	0.37	9,778	897	—	2,013
Q4	2,346	175	158	1.10	1.10	1.00	1.00	12,717	540	8	2,526

Year	10,520	731	714	4.64	4.63	4.53	4.52	12,717	540	17	2,526

2009
Q1	1,753	(60)	(60)	(0.38)	(0.38)	(0.38)	(0.38)	10,301	86	—	1,961
Q2	4,090	370	370	2.36	2.35	2.36	2.35	9,688	251	9	1,976
Q3	1,844	26	26	0.16	0.16	0.16	0.16	9,023	225	—	2,020
Q4	1,442	30	30	0.19	0.19	0.19	0.19	9,785	933	8	2,080

Year	9,129	366	366	2.33	2.33	2.33	2.33	9,785	933	17	2,080

2008
Q1	1,107	195	195	1.24	1.23	1.24	1.23	6,689	1,762	—	1,213
Q2	3,870	636	636	4.03	4.00	4.03	4.00	9,939	178	9	1,964
Q3	3,113	367	367	2.32	2.31	2.32	2.31	10,355	208	—	1,995
Q4	1,941	124	124	0.79	0.79	0.79	0.79	9,837	374	8	1,950

Year	10,031	1,322	1,322	8.39	8.34	8.39	8.34	9,837	374	17	1,950

Significant items affecting the comparability of quarterly results include the following:
2010
☐	We had losses on derivative financial instruments of $68-million and $31-million in the first and fourth quarter, respectively, and gains of $8-million and $10-million in the second and third quarter, respectively;

☐	While our share price increased by almost half over 2010, our share price dipped in the second quarter of 2010. Our 2010 stock-based compensation expense increased quarter over quarter by $23-million, $60-million, and $15-million in the first, third, and fourth quarter, respectively, and decreased quarter over quarter by $61-million in the second quarter;

☐	Our selling expenses for 2010 increased by $120-million versus 2009, with the bulk of the increase occurring in the second and fourth quarter, driven by increased costs partly associated with new hires and acquisitions and increased fuel costs for Retail. Retail’s selling expenses as a percentage of net sales for 2010 remained the same as 2009 at 14 percent; and

☐	Our general and administrative expenses increased by $34-million in the fourth quarter of 2010 compared to the same period of 2009, primarily due to the AWB acquisition.
2009
☐	We had losses on derivative financial instruments of $69-million and $35-million in the first and fourth quarter, respectively, and gains of $15-million and $5-million in the second and third quarter, respectively;

☐	Due to the increase in our share price in the first half of 2008 and significant decline in the second half of 2008, in 2009 stock-based compensation expense decreased quarter over quarter by $111-million in the second quarter, increased $124-million in the third quarter, and increased $69-million in the fourth quarter;

44	Agrium	2010 ANNUAL REPORT

☐	We had quarter-over-quarter increases of $99-million and $61-million in Retail’s selling expenses in the first and second quarter, respectively, primarily as a result of the inclusion of the UAP business for the full year; and

☐	We had write-downs of $18-million, $32-million, $9-million, and $2-million to wholesale inventory in the first, second, third and fourth quarter, respectively.
2008
☐	The UAP acquisition contributed $257-million, $191-million, and $57-million to our gross profit in the second, third, and fourth quarter, respectively;

☐	We had quarter-over-quarter increases of $93-million, $132-million, and $115-million in Retail’s selling expenses in the second, third, and fourth quarter, respectively, primarily as a result of the addition of the UAP business in the second quarter of 2008;

☐	We had write-downs of $216-million to Wholesale inventory and Retail inventory and purchase commitments in the fourth quarter;

☐	We recorded a $45-million impairment charge net of non-controlling interests to our $295-million EAgrium investment in the fourth quarter of 2008 as a result of adjusting the carrying value of Agrium’s Egypt operations to fair value;

☐	Given the significant changes in our share price throughout 2008, stock-based compensation expense increased quarter over quarter by $103-million in the second quarter, and decreased quarter over quarter by $34-million, $122-million and $86-million in the first, third, and fourth quarter, respectively;

☐	We had gains on derivative financial instruments of $67-million and $191-million in the first and second quarter, respectively, and losses of $171-million and $87-million in the third and fourth quarter, respectively;

☐	We had quarter-over-quarter increases in potash profit and capital tax of $44-million, $51-million and $28-million in the second, third and fourth quarter, respectively, driven by increased potash profit margins; and

☐	As a result of the weakening of the Canadian dollar during the fourth quarter, we experienced significant foreign exchange gains of $98-million.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share determined in accordance with GAAP, in this MD&A we make reference to net earnings from continuing operations before interest expense and income taxes (EBIT) and net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment (EBITDA). The components of these measures are calculated in accordance with GAAP; however, EBIT and EBITDA are not a recognized measure under GAAP and do not have a standardized meaning, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT and EBITDA should not be used as an alternative to net earnings as determined in accordance with GAAP or as an alternative to cash provided by (used in) operations.
Business units and income tax jurisdictions are not synonymous and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business units. Similarly, financing and related interest charges cannot be attributed to business units on a meaningful basis that is comparable to other companies.

2010 ANNUAL REPORT	Agrium	45

The following is a reconciliation of EBITDA and EBIT to net earnings and diluted earnings per share as calculated in accordance with GAAP:

			Advanced
(millions of U.S. dollars, except per share amounts)	Retail	Wholesale	Technologies	Other	Consolidated

2010
EBITDA	525	1,058	31	(177)	1,437
Depreciation and amortization	115	192	19	8	334

EBIT	410	866	12	(185)	1,103
Interest expense					(107)
Income taxes					(265)

Net earnings from continuing operations					731

Diluted earnings per share from continuing operations					4.63

2009
EBITDA	266	607	22	(72)	823
Depreciation and amortization	103	112	19	8	242

EBIT	163	495	3	(80)	581
Interest expense					(110)
Income taxes					(105)

Net earnings from continuing operations					366

Diluted earnings per share from continuing operations					2.33

2008
EBITDA	560	1,670	50	41	2,321
Depreciation and amortization	80	105	17	16	218
Asset impairment	—	87	—	—	87

EBIT	480	1,478	33	25	2,016
Interest expense					(105)
Income taxes					(589)

Net earnings from continuing operations					1,322

Diluted earnings per share from continuing operations					8.34

Financial Condition

			2010
(millions of U.S. dollars)	2010	2009	vs. 2009

Assets	12,717	9,785	2,932
Liabilities	7,370	5,193	2,177
Shareholders’ equity	5,347	4,592	755

Assets
For discussion of the change in cash balance year over year, see “Cash position” on page 50 of this MD&A.
Accounts receivable increased by $457-million to $1.8-billion as at December 31, 2010 compared to $1.3-billion as at December 31, 2009. This increase in receivables was primarily driven by the addition of the Landmark business as a result of the AWB acquisition, which increased accounts receivable by $349-million, and higher sales from all three of our strategic business units in the fourth quarter of 2010.
Inventories increased by $365-million, from $2.1-billion at December 31, 2009 to $2.5-billion at December 31, 2010. The increase was primarily due to the addition of the AWB business, which increased inventories by $310-million, and higher Wholesale purchase for resale inventory purchases and input costs.
Prepaid expenses and deposits increased from $612-million as at December 31, 2009 to $848-million as at December 31, 2010. This change was primarily due to an increase in Retail’s pre-bought crop protection inventory, partially offset by the expensing of costs related to the proposed CF acquisition upon termination of the CF offer in the first quarter of 2010 (see discussion under the section “Business acquisition: CF Industries Holdings, Inc.”).
Marketable securities were $3-million as at December 31, 2010, compared to $114-million as at December 31, 2009. Marketable securities of $113-million were from the purchase of CF shares in the first quarter of 2009, which were subsequently sold in the

46	Agrium	2010 ANNUAL REPORT

first quarter of 2010 following the termination of the CF offer. See discussion under the section “Business acquisition: CF Industries Holdings, Inc.”
With the addition of the AWB business, which increased property, plant and equipment by $84-million, and normal additions across all three of our strategic business units, our property, plant and equipment increased by $317-million year over year from $1.8-billion as at December 31, 2009.
Goodwill was $2.5-billion as at December 31, 2010, a $662-million increase from December 31, 2009. The increase was primarily due to goodwill of $626-million from the AWB acquisition.
Intangibles were $619-million as at December 31, 2010, relatively unchanged from $617-million as at December 31, 2009.
Investment in equity investees was $389-million as at December 31, 2010, relatively unchanged from $370-million as at December 31, 2009.
Other assets were $47-million as at December 31, 2010, a $48-million decrease from the year before primarily driven by the sale of long-term investments in the first quarter of 2010.
Future income tax assets were $14-million as at December 31, 2010 versus nil at December 31, 2009. This increase was due to the AWB acquisition.
Assets of discontinued operations were $1.3-billion under current and $92-million under non-current as at December 31, 2010 as a result of the AWB acquisition on December 3, 2010. For further discussion on discontinued operations and a condensed balance sheet for discontinued operations, see section “Discontinued operations: AWB’s Commodity Management business”.
Liabilities
Bank indebtedness increased to $297-million as at December 31, 2010 versus $106-million as at December 31, 2009. The 2010 increase in bank indebtedness was primarily due to the addition of the AWB business, which increased bank indebtedness by $100-million, and to meet Agrium Europe’s working capital needs for inventory purchases.
Accounts payable has increased by $368-million to $2.8-billion as at December 31, 2010 versus $2.5-billion in 2009. The increase was driven by a $366-million increase from the addition of the AWB business and increase in customer prepayments for Wholesale as customers locked in prices in anticipation of a strong 2011 season. These increases were partially offset by a decrease in current income taxes liability.
The current portion of long-term debt of $125-million as at December 31, 2010 was that of the 8.25% $125-million debentures due February 15, 2011 previously reported as long-term debt, versus nil as at December 31, 2009. A portion of the proceeds from the 6.125% $500-million debentures issued in the fourth quarter of 2010 will be used to repay these $125-million debentures.
Long-term debt increased by $419-million from December 31, 2009 to December 31, 2010. The increase primarily relates to the 6.125% $500-million debentures due January 15, 2041 that were issued in the fourth quarter of 2010, partially offset by the 8.25% $125-million debentures due February 15, 2011 that were reclassified to current portion of long-term debt.
Other liabilities increased slightly to $408-million as at December 31, 2010 versus $381-million as at December 31, 2009. The majority of this change was due to an increase in stock-based compensation accruals in 2010.
Net future income tax liabilities were $422-million as at December 31, 2010 ($549-million reflected in future income tax liabilities less $113-million reflected in accounts receivable and $14-million in future income tax assets), relatively unchanged from $444-million as at December 31, 2009 ($521-million reflected in future income tax liabilities less $77-million reflected in accounts receivable).
Liabilities of discontinued operations were $1-billion under current and $2-million under non-current as at December 31, 2010 as a result of the AWB acquisition on December 3, 2010. For further discussion on discontinued operations and a condensed balance sheet for discontinued operations, see section “Discontinued operations: AWB’s Commodity Management business”.
Working Capital
Our working capital from continuing operations (defined as current assets excluding current assets from discontinued operations less current liabilities excluding current liabilities from discontinued operations) at December 31, 2010 was $2.4-billion, slightly lower than $2.5-billion at December 31, 2009. See discussion of current assets under the section “Assets” and current liabilities under the section “Liabilities” on page 46 to 47 for discussion on the drivers behind this change in working capital. See section “Discontinued operations: AWB’s Commodity Management business” for a condensed balance sheet for discontinued operations.

(millions of U.S. dollars)	2010	2009

Current assets excluding current assets of discontinued operations	5,674	5,120
Current liabilities excluding current liabilities of discontinued operations	3,265	2,581

Working capital from continuing operations	2,409	2,539

2010 ANNUAL REPORT	Agrium	47

Shareholders’ Equity
Shareholders’ equity was $5.3-billion at December 31, 2010, an increase of $755-million compared to December 31, 2009. This was primarily driven by a net increase in retained earnings of $697-million as at December 31, 2010 compared to December 31, 2009.
Liquidity and Capital Resources
Our liquidity and capital resource needs can be met through a variety of sources including cash on hand, cash provided by operations, short-term borrowings from our committed credit facilities and accounts receivable securitization program, and long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including issuing securities under our $1.5-billion Base Shelf Prospectus (see page 53 for a description of the Base Shelf Prospectus).
On November 12, 2010, we amended our Base Shelf Prospectus dated November 20, 2009 to increase the amount of securities available for distribution and sale from $1-billion to $2-billion. On December 20, 2010, we issued $500-million, 6.125% debentures due January 15, 2041 in a debt offering under the Base Shelf Prospectus. As of December 31, 2010, we have $1.5-billion available under the Base Shelf Prospectus.
Sources and Uses of Cash

(millions of U.S. dollars)	2010	2009	2008

Cash provided by operating activities	575	1,399	1,058
Cash used in investing activities	(1,546)	(513)	(3,375)
Cash provided by (used in) financing activities	518	(315)	1,196
Effect of exchange rate changes on cash	15	5	(14)

(Decrease) increase in cash and cash equivalents from continuing operations	(438)	576	(1,135)

Cash provided by operating activities
Cash provided by operating activities is made up of net earnings adjusted for items not affecting cash, dividends from equity investees and changes in non-cash working capital.
Net earnings adjusted for items not affecting cash was a source of cash of $1.2-billion in 2010, $449-million in 2009, and $2.2-billion in 2008. Significant changes in net earnings year over year were the primary contributor to these variances. Non-cash items include depreciation and amortization, unrealized loss (gain) on derivative financial instruments, stock-based compensation, and future income taxes. Dividends from equity investees were $14-million in 2010 versus nil in 2009 and 2008.
Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, including pre-sales of product and inventory build leading up to the spring and fall crop input application seasons; selling prices of our products and services; raw material input and other costs; use of our accounts receivable securitization facility; and, foreign exchange rates.
The change in non-cash working capital for the year ended December 31, 2010 was a use of cash of $649-million versus a source of cash of $950-million for the year ended December 31, 2009 and a use of cash of $1.1-billion for the year ended December 31, 2008. The decrease in cash flow from non-cash working capital for 2010 was primarily driven by increases in inventories and accounts receivable. The increase in cash flow from non-cash working capital for 2009 versus 2008 was primarily driven by a reduction in inventories. For further discussion of working capital balance sheet account changes from December 31, 2009 to December 31, 2010, see the “Financial Condition” section at page 46 of this MD&A.
Cash used in investing activities
Investing activities used $1.5-billion of cash in 2010, an increase of $1-billion compared to 2009. Investing activities used $513-million of cash in 2009, a decrease of $2.9-billion compared to 2008.
Business acquisitions
In 2010, we completed the acquisition of 100 percent of the outstanding shares of AWB, which accounted for the use of cash of $1.2-billion. For further discussion on AWB, see section “Business acquisition: AWB Limited”.

48	Agrium	2010 ANNUAL REPORT

In 2009, we acquired 1.2 million shares of CF for a total of $65-million, which we sold in 2010 for $117-million following the termination of our purchase offer for CF. For further discussion on CF, see section “Business acquisition: CF Industries Holdings, Inc.”
Capital expenditures

(millions of U.S. dollars)	2010	2009	2008

Sustaining capital	229	162	145
Investment capital	212	151	361

Total	441	313	506

Sustaining capital includes the cost of replacements and betterments of our facilities. Our 2010 sustaining capital expenditures increased versus 2009 primarily due to increased spending related to Wholesale plant turnarounds and numerous operating capital projects for Retail. Our 2009 sustaining capital expenditures increased slightly compared to 2008.
Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures increased in 2010 versus 2009 primarily due to the expansion projects at our Vanscoy potash facility and 2010 Retail acquisitions. Our investment capital expenditures decreased in 2009 in comparison to the investment in our Egypt nitrogen facility in 2008. EAgrium was deconsolidated in 2009.
Cash (used in) provided by financing activities
Financing activities provided $518-million of cash in 2010 versus cash used in financing activities of $315-million in 2009 and cash provided by financing activities of $1.2-billion in 2008.
Common shares
In the third quarter of 2008, Agrium announced that it received approval from the Toronto Stock Exchange to repurchase up to 5 percent of its outstanding common shares (approximately 7.9 million common shares) through a normal course issuer bid commencing October 6, 2008. As at December 31, 2008, Agrium had repurchased 1.2 million shares at an average price per share of $29.03. There were no shares repurchased during 2009 under our normal course issuer bid, which expired on October 5, 2009.
We issued $8-million in common shares for cash related to the exercise of stock options in 2010. Cash received on exercise of stock options was $7-million in 2009 and $4-million in 2008.
Bank indebtedness
Our bank indebtedness as at December 31, 2010 was $297-million, an increase of $191-million compared to $106-million as at December 31, 2009 and a decrease of $313-million compared to $610-million as at December 31, 2008. The increase in 2010 versus 2009 was driven by the addition of the AWB business, which increased bank indebtedness by $100-million, and to meet Agrium Europe’s working capital needs for inventory purchases. The decrease in 2009 versus 2008 was primarily due to the repayment in 2009 of certain variable rate loans taken in 2008 to meet UAP working capital requirements and overall reduction in working capital needs in 2009 and the deconsolidation of EAgrium.
Long-term debt
In late 2010, we sold $500-million aggregate principal amount of 6.125% debentures due January 15, 2041. The debentures, registered under the multi-jurisdictional disclosure system in Canada and the United States, were only offered and sold in the United States.
During 2008 we arranged access to a $1-billion of credit facility in relation to the UAP acquisition. See discussion under “Debt instruments” on page 52 of this MD&A for further details on financing facilities. Also, in 2008, we entered into a $460-million, five-year floating rate bank loan due May 2013 and issued $500-million of ten-year debentures due January 2019, which remains outstanding as at December 31, 2010.
Dividends
We declared dividends on our common shares of 11 cents per common share, equating to $17-million in 2010, $17-million in 2009, and $17-million in 2008. Common share dividends paid were $17-million in 2010, $17-million in 2009, and $18-million in 2008.
Non-controlling interests
We previously carried out our activities in Egypt through our 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. We completed the share exchange on January 26, 2009, which resulted in us owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and were a source of cash in our consolidated statement of cash flows.

2010 ANNUAL REPORT	Agrium	49

Cash and cash equivalents provided by discontinued operations
Cash and cash equivalents provided by discontinued operations was $45-million in 2010 and nil in 2009 and 2008. For further discussion on discontinued operations and a condensed statement of cash flows for discontinued operations, see section “Discontinued operations: AWB’s Commodity Management business”.
Cash position
Our end-of-year cash balance was $540-million, $933-million and $374-million in 2010, 2009 and 2008, respectively. The decrease in cash in 2010 was primarily driven by the AWB acquisition, partially offset by the $500-million debentures issued. The increase in cash in 2009 versus 2008 was primarily driven by significantly lower cash used in investing activities and increase in cash provided by operating activities, partially offset by cash used in financing activities (see discussion under “Liquidity and Capital Resources” on pg 48). Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including issuing securities under our $2-billion Base Shelf Prospectus, of which $1.5-billion remains available for issuance (see page 53 for a description of the Base Shelf Prospectus).
Business acquisition: CF Industries Holdings, Inc.
On March 11, 2010, Agrium announced that it would no longer pursue an acquisition of CF and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, Agrium sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income. Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.
Business acquisition: AWB Limited
On December 3, 2010, Agrium completed its acquisition of 100 percent of the outstanding shares of AWB at an aggregate purchase price of approximately AUD$1.236-billion plus assumption of AUD$540-million of debt. The AWB acquisition provides Agrium with the opportunity to further enhance product and service offerings to Australian customers. AWB’s Landmark business is a leading agricultural retailer in Australia, with over 200 company-owned retail locations, and additional retail franchise and wholesale customer locations in Australia. Agrium announced that a definitive agreement had been reached with Cargill on December 15, 2010, pursuant to which Cargill has agreed, subject to certain conditions, to acquire the majority of the Commodity Management business of AWB. The purchase price to be paid by Cargill for the acquired businesses will be the net asset value of the acquired businesses as at the completion date of the transaction plus a premium. The purchase consideration will be payable in cash and by the assumption by Cargill of AWB’s consolidated indebtedness related to the acquired businesses. Subject to the satisfaction or the required closing conditions, including regulatory approvals, we anticipate that the sale to Cargill will be completed in the first half of 2011.
On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi Government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi Government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.
On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB, a wholly owned subsidiary of Agrium, and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. At February 24, 2011, the potential exposure is indeterminable.
Discontinued operations: AWB’s Commodity Management business
As described above, the Company has entered into an agreement to sell the majority of the commodity management business of AWB. Completion of the sale is expected in the first half of 2011. The purchase price to be paid by Cargill will be the net asset value of the sold businesses as at the completion date of the transaction, plus a premium. The Company continues to evaluate the disposition of certain other businesses that form part of the commodity management business that is not being acquired by Cargill. Agrium has agreed to various terms and conditions and indemnifications pursuant to the sale of the commodity management business, including an indemnity for litigation related to the Oil-For-Food Programme, as described under “Business acquisition: AWB Limited”.

50	Agrium	2010 ANNUAL REPORT

Discontinued commodity management operations classified as discontinued operations include: grain origination; grain marketing and trading; pool management and harvest finance businesses; grain storage, handling and transportation, including grain storage facilities; a chartering business; leased and owned trains; international commodities management business; and an ownership interest in a grain export terminal. These operations are subject to risks that remain the responsibility of Agrium until completion of the sale. Risks include normal business risks and risks relating to financial instruments, which include exposure to changes in interest rates, foreign exchange rates, and commodity and freight prices. Commodity exposure is primarily to wheat and other grain and oilseed prices. Foreign exchange exposure is primarily to USD/AUD rates. The business manages risk through a commodity risk management framework that includes value at risk limits for commodity exposures, as well as the use of derivative financial instruments.

Condensed information of discontinued operations	2010

Operating information

Net sales (a)	313
Net loss from discontinued operations (net of income taxes of $3-million)	(17)

Cash (used in) provided by

Operating activities	(252)
Investing activities	(1)
Financing activities	298

45

Balance sheet information

Accounts receivable (b)	743
Inventories (c)	551
Prepaid expenses and deposits	14
Other current assets	12

Current assets	1,320
Property, plant and equipment	81
Other assets	2
Future income tax assets	9

Long-term assets	92

1,412

Bank indebtedness (d)	471
Accounts payable (e)	549

Current liabilities	1,020
Future income tax liabilities	2

Long-term liabilities	2

1,022

(a)	Includes revenue from related parties (Pools) of $59-million.

(b)	Includes receivables from Pools of $157-million.

(c)	Commodity inventories measured at fair value less costs to sell; primarily wheat ($355-million) and oilseeds ($122-million).

(d)	Demand facilities with a weighted average rate of approximately 3 percent, including $143-million secured by Pool inventories.

(e)	Includes accounts payable to Pools of $91-million.

			Fair value
Balance sheet information – wheat, oilseeds and other commodity	Notional		assets
derivative financial instruments outstanding	(thousands, tonnes)	Maturities	(liabilities)

Forward physical sales	1,890	2011	(46)
Forward physical purchases	1,674	2011-2012	41
Commodity derivatives	1,508	2011-2012	28

			23

Accounts receivable			159
Accounts payable			(136)

			23

2010 ANNUAL REPORT	Agrium	51

			Fair value
Balance sheet information – foreign exchange	Notional		assets
derivative financial instruments outstanding	(millions, buy currency)	Maturities	(liabilities)

USD/AUD forwards	AUD 600	2011	23
Other		2011	6

			29

Accounts receivable			40
Accounts payable			(11)

			29

Debt Instruments, Capital Management and Ratings
Debt instruments

		2010		2009

	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2012 (a)	775	775	—	—
European credit facilities expiring 2011 (b)	190	48	142	74
South American credit facilities expiring 2011 (c)	114	59	55	32
Australian credit facilities expiring 2011 (d)	157	57	100	—

Total bank indebtedness	1,236	939	297	106

Current portion of long-term debt	2010	2009

8.25% debentures due February 15, 2011 (f)	125	—

Long-term debt	2010	2009

Floating rate bank loans due May 5, 2013 (e)	460	460
Fixed and floating rate bank loans due April and May 2012	14	26
6.125% debentures due January 15, 2041 (f)	500	—
6.75% debentures due January 15, 2019 (f)	500	500
7.125% debentures due May 23, 2036 (f)	300	300
7.8% debentures due February 1, 2027 (f)	125	125
7.7% debentures due February 1, 2017 (f)	100	100
8.25% debentures due February 15, 2011 (f)	—	125
Other (g)	141	73

	2,140	1,709
Unamortized transaction costs	(22)	(10)

	2,118	1,699

(a)	We had issued letters of credit under our revolving credit facilities. Outstanding letters of credit issued as at December 31, 2010 were $81-million, reducing credit available under the facilities to $694-million.

(b)	Of the total, $1-million is secured at December 31, 2010. Accounts receivable and inventories with a total carrying value of $4-million are pledged as security for the utilized balance. The utilized balance includes Euro-denominated debt of $93-million. In December 2009, we entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace existing credit facilities. The facility expires in December 2011.

(c)	For the facilities utilized, $5-million is denominated in Argentine peso at December 31, 2010. Of the total, $38-million is uncommitted and $5-million of the uncommitted portion has been utilized.

(d)	Of the total, $14-million is secured by certain assets located in Australia. The utilized balance includes AUD-denominated debt of $88-million and NZD-denominated debt of $11-million.

(e)	Pursuant to the UAP acquisition, we borrowed $1.0-billion in 2008. We repaid $497-million on September 11, 2008. Cash of $58-million was paid in October 2008. The remaining balance of $460-million is repayable on May 5, 2013. On September 8, 2008, we issued $500-million of 6.75% debentures due January 15, 2019.

(f)	Debentures contain various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.

(g)	Includes South American facilities of $115-million repayable in 2012.

52	Agrium	2010 ANNUAL REPORT

Capital management
The Company’s primary objectives when managing capital are to provide for (a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives, and (b) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets.
The Company manages capital in reference to a number of credit ratios, including monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity includes shareholders’ equity as disclosed on our balance sheet. Interest coverage is the last 12 months net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest. The measures of debt, equity and net earnings from continuing operations described above are non-GAAP financial measures (see discussion under “Non-GAAP Disclosure” on page 45 of this MD&A for further details).

	2010	2009	2008

Net debt to net debt plus equity (%)	27	16	31
EBITDA interest coverage (multiple)	13.4	7.5	22.1

Our revolving credit facilities require us to maintain specific interest coverage and debt-to-capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2010.
In November 2009 we filed a Base Shelf Prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement on Form F-10 with the Securities and Exchange Commission (the “SEC”), which provided us the ability to offer from time to time over a 25-month period until December 2011 in Canada and the U.S., up to $1-billion of debt, equity and other securities. On November 12, 2010, we filed an amendment to the Base Shelf Prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada, and an amendment to the corresponding U.S. shelf registration statement with the SEC, increasing the amount of securities available for issuance to $2-billion. On December 15, 2010, we agreed to sell, pursuant to the Base Shelf Prospectus and the U.S. shelf registration statement, U.S.$500-million aggregate principal amount of 6.125% debentures due January 15, 2041. The debentures, registered under the multi-jurisdictional disclosure system in Canada and the United States, were only offered and sold in the United States. As of December 31, 2010, we have $1.5-billion available under the Base Shelf Prospectus. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.
Debt ratings
The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, our ability to engage in certain collateralized business activities on a cost effective basis depends on our credit ratings. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the outlook could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.
DBRS Limited (“DBRS”)
Following Agrium’s announcement to acquire AWB, DBRS placed Agrium under review on August 16, 2010. On November 23, 2010, DBRS confirmed the Senior Debt rating of Agrium with a Stable trend following the approval of a plan for Agrium to acquire AWB for approximately $1.2-billion. On December 15, 2010, DBRS commented that the successful sale of the Commodity Management business of AWB to Cargill is not expected to have an impact on the rating of Agrium’s Senior Debt.
Moody’s Investors Service (“Moody’s”)
Following Agrium’s announcement on March 11, 2010 that it will no longer pursue an acquisition of CF Industries, Moody’s concluded its review and removed Agrium from Under Review for negative watch to Stable Outlook on March 18, 2010.
Standard & Poor’s Rating Services (“S&P”)
On December 15, 2010, Standard & Poor’s affirmed its credit rating on Agrium’s Senior Debt with a Stable outlook.

2010 ANNUAL REPORT	Agrium	53

Future Cash Requirements
Contractual obligations and other commitments before discontinued operations
As at December 31, 2010 our aggregate contractual obligations for continuing operations were comprised of the following:

(millions of U.S. dollars)	Payment due by period
	Less than	One to	Four to	After
	one year	three years	five years	five years		Total

Long-term debt (a)	239	681	212	2,956		4,088
Operating leases	189	184	138	74		585
Purchase obligations	488	233	217	222		1,160
Asset retirement obligations	16	11	16	203	(b)	246
Environmental remediation liabilities	28	37	13	73		151

Total	960	1,146	596	3,528		6,230

(a)	Figures include interest payments.

(b)	This figure does not include estimated asset retirement obligations related to our potash operations. See discussion below on “Asset Retirement Obligations”.
Long-term debt
See discussion of debt instruments on page 52 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of capital management on page 53 of this MD&A.
Operating leases
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.
Purchase obligations
Purchase obligations include minimum commitments for North American natural gas purchases which are floating-rate contracts, calculated using the prevailing regional gas prices for U.S. facilities and the AECO prices for Canadian facilities. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017, which are also included in purchase obligations. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
We have a power co-generation agreement for the Carseland facility, which expires December 31, 2026. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (“MW/hr”) through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas.
Asset retirement obligations
Asset retirement obligations are generally related to dismantlement and site restoration or other legal termination and retirement of an asset, including nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. Cash payments for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years. Timing of payment is dependent on a number of factors such as the life and nature of the asset. These obligations represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $246-million as at December 31, 2010. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $106-million as at December 31, 2010.
Environmental remediation liabilities
Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $151-million as at December 31, 2010. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities are estimated at $134-million as at December 31, 2010.

54	Agrium	2010 ANNUAL REPORT

Future Capital Expenditures
We are planning a sustaining capital program of $400-million to $450-million in 2011.(1) This is higher than historical levels partly due to a number of large sustaining projects planned for the year. Excluding these larger projects our sustaining capital expenditures would be closer to $300-million on an annual basis.(1) The 2011 sustaining program includes the following:
☐	Spending at our Wholesale plant sites in order to ensure efficient, reliable and safe operations of facilities, including building replacement and maintenance at various Wholesale operations;

☐	Projects at our Vanscoy potash facility, including construction of a new brine pond, equipment replacement and site upgrade; and

☐	Spending for North American and South American Retail operations.
Our investment capital program planned for 2011 include the following:
☐	Projects to develop and increase capacity at our Vanscoy potash facility;

☐	Development of terminal to import phosphate rock;

☐	Spending for Retail expansion opportunities; and

☐	Additional investment in Advanced Technologies.
We anticipate we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see discussion under “Debt instruments” on page 52 of this MD&A for further details) and funds available from new debt or equity securities offerings(1).
Outstanding Share Data
The number and principal amount of outstanding shares as at February 28, 2011 were as follows:

	Number	Market
	of Shares	Value

Common shares	158 million	$15.0-billion

As at February 28, 2011, the number of stock options (issuable assuming full conversion, where each option granted can be exercised for one common share) outstanding were approximately nil.
Off Balance Sheet Arrangements
Sale of accounts receivable
Under our North American receivables securitization facility, we may sell up to $200-million of eligible accounts receivable. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. Proceeds from these limited-recourse sales are not required to be included in our balance sheet as liabilities because Agrium does not maintain effective control over the transferred assets, the purchaser has a right to pledge or exchange the receivables it purchases, and the sold receivables have been isolated from Agrium. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2012. We utilized nil of our North American accounts receivable securitization as at December 31, 2010, compared to nil and $200-million utilized as at December 31, 2009 and 2008, respectively.
Under our Australian receivables securitization facility assumed through the AWB acquisition, we may sell up to AUD$250-million of eligible Landmark Rural Services’ accounts receivable. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. Proceeds from these limited-recourse sales are not required to be included in our balance sheet as liabilities because Agrium does not maintain effective control over the transferred assets, the purchaser has a right to pledge or exchange the receivables it purchases, and the sold receivables have been isolated from AWB. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing bank bill rates. The agreement expires in January 2012. We utilized $220-million of our accounts receivable securitization as at December 31, 2010.

(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A	2010 ANNUAL REPORT	Agrium	55

Guarantees
We have guaranteed certain rail car leases of a third party, expiring in 2025. Agrium does not expect to make payment under the guarantees; however if called to do so, recoveries under recourse provisions by way of access to the leased assets are available. Maximum potential future undiscounted payments for guarantees issued were approximately $25-million as at December 31, 2010.
Financial Instruments
Risk Management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow.
Our derivative financial instruments and the nature of the risks which they are, or may be, subject to are set out in the following table:

Derivative financial instruments	Risks
Commodity
	Currency	price	Credit	Liquidity

Foreign currency forward and option contracts	X		X	X
Natural gas forward, swap and option contracts, nutrient swap contracts and heat rate swap contracts		X	X	X

Currency risk
We had the following foreign exchange contracts as at December 31:

Foreign exchange derivative financial instruments outstanding
	2010				2009
	Notional			Fair value	Notional			Fair value
	(millions	,		assets	(millions	,		assets
Sell/Buy	buy currency	)	Maturities	(liabilities )	buy currency	)	Maturities	(liabilities	)

USD/CAD forwards	CAD 40		2011	3	CAD 46		2010	1
CAD/USD forwards	USD 370		2011	(7)	—		—	—
AUD/USD forwards	USD 381		2011	(24)	—		—	—
EUR/USD forwards	—		—	—	USD 9		2010	—
GBP/USD forwards	—		—	—	USD 2		2010	—

				(28)				1

In respect of the foreign exchange contracts, losses of $27-million were recognized in 2010 versus gains of $9-million in 2009, which were reported in other expenses (income).

56	Agrium	2010 ANNUAL REPORT

Commodity price risk
We manage the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2010 was a loss of $54-million (2009 — loss of $93-million) due to falling natural gas prices. This was reported in other expenses (income), of which $40-million (2009 — $113-million) had been realized.
We had the following natural gas, power and nutrient derivative financial instruments as at December 31:

Natural gas, power and nutrient derivative financial instruments outstanding
	2010			2009
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps	33	2011	(50)	67	2010	(35)
		to 2013			to 2013
Collars (swap with options)	12	2011	(1)	23	2010	5
		to 2012			to 2012
El Paso swaps	2	2011	—	—	—	—
AECO contracts
Swaps	7	2011	(2)	—	—	—

	54		(53)	90		(30)

Power — Swaps (GWh)	412	2011	4	552	2010	(2)
		to 2013			to 2013
Nutrient — Urea swaps (short tons)	—	—	—	24,500	2010	1

			(49)			(31)

Interest rate risk
Our exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to our long-term debt.
Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage our interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the U.S., Canada, Australia, Chile, Australia and New Zealand. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American agricultural and professional turf application markets.
We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2010, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts.
Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations, supplemented by credit facilities and the accounts receivable securitization program. The Company monitors and has access to capital as described under capital management.
The Company’s bank indebtedness and accounts payable generally have contractual maturities of six months or less.

2010 ANNUAL REPORT	Agrium	57

Fair Value
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

Long-term debt including current portion	2010	2009

Fair value	2,465	1,805
Carrying value	2,265	1,709
Weighted-average effective interest rate on long-term debt (%)	6	6

Fair value of financial instruments
	2010	2009

Cash and cash equivalents	540	933
Accounts receivable
Foreign exchange derivative financial instruments	3	1
Gas, power and nutrient derivative financial instruments	1	5
Marketable securities
Investment in CF (available for sale)	—	113
Other (held for trading)	3	1
Other assets
Gas, power and nutrient derivative financial instruments	3	3
Other (available for sale)	2	25

	552	1,081

Accounts payable
Foreign exchange derivative financial instruments	(31)	—
Gas, power and nutrient derivative financial instruments	(20)	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(33)	(25)

	(84)	(39)

58	Agrium	2010 ANNUAL REPORT

2010 Fourth Quarter Management’s Discussion and Analysis
Net Earnings
Agrium’s fourth quarter consolidated net earnings were $158-million, or $1.00 diluted earnings per share, compared to net earnings of $30-million, or $0.19 diluted earnings per share, for the same quarter of 2009.
Financial overview

(millions of U.S. dollars, except per share amounts and effective tax rate)	Three months ended December 31,
	2010	2009		Change

Net sales	2,346	1,442		904
Gross profit	727	383		344
Expenses	439	353		86
Net earnings from continuing operations before interest expense and income taxes (“EBIT”) (1)	289	31		258
Net earnings from continuing operations (2)	175	30		145
Net earnings	158	30		128
Earnings per share from continuing operations — diluted	1.10	0.19		0.91
Earnings per share — diluted	1.00	0.19		0.81
Effective tax rate	33%	N/A	(3)	N/A	(3)

(1)	A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP measures”.

(2)	See “Discontinued Operations” below for a discussion of our discontinued operations.

(3)	Effective tax rate of (625)% in the fourth quarter of 2009 is not comparable due to the loss in the fourth quarter of 2009.
Our consolidated gross profit for the fourth quarter of 2010 increased by $344-million versus the fourth quarter of 2009 primarily due to higher gross profit across all of our major products. Expenses were $86-million higher than the fourth quarter of last year, due mainly to higher Retail selling and general and administrative expenses. Our consolidated EBIT increased by $258-million for this quarter.
Below is a summary of our other expenses (income) for the fourth quarter of 2010 and 2009:

(millions of U.S. dollars)	Three months ended December 31,
	2010	2009

Stock-based compensation	49	34
Realized loss on derivative financial instruments	5	18
Unrealized loss on derivative financial instruments	26	17
Environmental remediation and accretion of asset retirement obligations	6	3
Interest income	(14)	(11)
Foreign exchange gain	(45)	—
Bad debt expense	2	8
Other	7	(13)

	36	56

The effective tax rate was 33 percent for the fourth quarter of 2010 compared to a tax recovery for the same period last year. This change is primarily due to the reversal of the cumulative effect of new Canadian tax legislation on stock-based compensation, a comparatively greater proportion of income earned in higher taxed jurisdictions in 2010 and a loss incurred in the U.S. in 2009. The effective tax rate was 27 percent for 2010 compared to 22 percent for 2009 because of the comparatively greater proportion of income earned in higher taxed jurisdictions in 2010.

2010 ANNUAL REPORT	Agrium	59

Business Segment Performance
Retail
Retail’s 2010 fourth quarter net sales were $1.3-billion, $587-million higher than the fourth quarter of 2009. Gross profit was $351-million in the fourth quarter of 2010, an 86 percent increase from the $189-million earned last year, while EBIT increased to $47-million this quarter, substantially higher than the $57-million loss reported in the fourth quarter of 2009. These earnings represent the highest fourth quarter results ever achieved by Retail. These strong results were supported by the early harvest, the favorable weather during the application season, high crop prices and the need for growers to catch up on nutrients application rates. The reported EBIT included a $7-million loss for Landmark, the Australian retail business unit which was acquired upon our acquisition of AWB, for the approximate one month period they were part of Agrium. December is not normally a high sales period for Landmark and a portion of the loss is attributable to one-time integration costs.
Crop nutrient net sales were $827-million this quarter compared to $431-million in the same quarter last year. The increase was due to a combination of higher nutrient sales prices and volumes. Crop nutrient volumes were approximately 60 percent higher than the same period last year. Gross profit for crop nutrients was $140-million this quarter compared to the $46-million achieved in the fourth quarter of 2009. Crop nutrient margins averaged 17 percent in the fourth quarter of 2010, compared to the compressed margins of 11 percent experienced in the fourth quarter of 2009. The early harvest and favorable weather conditions allowed for above average applications in comparison to the prior year, particularly of potash and phosphate products. In South America, the dry weather in Argentina had little impact on our nutrient sales volumes as the drought started after planting had been completed.
Crop protection net sales were $291-million in the fourth quarter of 2010, a 24 percent increase from the $234-million in sales for the same period last year. This increase is a result of net sales from newly acquired Australian and South American retail centers and increased grower and dealer demand in North America. Gross profit this quarter was $118-million, a $20-million increase over the same period last year. Crop protection product margins as a percentage of net sales were 41 percent for the fourth quarter of 2010, similar to the fourth quarter of 2009.
Seed net sales were $54-million this quarter, well over three times last year’s fourth quarter net sales of $16-million. Gross profit was $26-million in the fourth quarter of 2010, compared to $15-million for the same period last year, due to stronger grower demand for seed supported by robust crop prices. Gross margin as a percentage of net sales was 48 percent this quarter, which is a more normalized percentage for the fourth quarter compared to the 94 percent in the fourth quarter of 2009 due to the timing of seed rebate recognition versus the prior year. On an annual basis, 2010 margins were slightly below 2009 at 20 percent.
Application services and other net sales were $153-million this quarter, $96-million higher than the fourth quarter of 2009. Gross profit was $67-million in the fourth quarter of 2010, compared to $30-million for the same period last year. The increase in sales and gross profit was due to a combination of a much stronger application season in North America this fall and the addition of the Australian Landmark retail operations. The Landmark business has a significant merchandise business which includes livestock related items such as fencing, feed supplements, animal health products and other items. Landmark also has a significant services offering that include sales commissions for wool, livestock, insurance and real estate. Gross profit for Landmark merchandise and services in the fourth quarter was $22-million.
Retail selling expenses for the fourth quarter of 2010 were $264-million, including $21-million for the inclusion of one month’s selling expenses related to Landmark. This compares to $211-million in selling expenses for the same period in 2009. The increase in the current year, excluding Landmark, is due to higher incentive compensation related to improved profitability, current year acquisitions in North and South America and higher fuel costs. However, selling expenses as a percentage of net sales improved to 20 percent in the fourth quarter of 2010 compared to 29 percent for the same period last year.
The integration of the Landmark retail business is well underway, with the goal to realize targeted synergies of AUD$17-million in 2011 and annual synergies of AUD$40-million or more in 2012.(1) The Landmark brand recognition is strong in Australia, and employees continue to focus on providing exceptional service and products to the Australian growers. The eastern region of Queensland has experienced some of the worst flooding in history over the past few months. The rains have lowered the quality of the Australian wheat crop and impacted spring seeded crops, including cotton and sugar cane in certain regions. The majority of Landmark’s locations and growers are situated outside the areas which have been heavily impacted by the flooding in Queensland and New South Wales.
Wholesale
Wholesale reported $1.1-billion in net sales this quarter, 54 percent higher than the same period last year and the highest fourth quarter net sales in our history. Gross profit was $341-million in the fourth quarter of 2010, a $161-million increase over the same period last year. Wholesale also reported a record fourth quarter EBIT of $306-million in 2010, substantially higher than the $140-million earned in the fourth quarter of 2009. These strong results were due to a combination of higher nutrient sales volumes, increased sales prices and lower potash production costs.

60	Agrium	2010 ANNUAL REPORT	(1) See disclosure under the heading “Forward-Looking Statements” on page 83 of this MD&A

Nitrogen gross profit was $160-million this quarter, $65-million higher than the same quarter last year. The increase was a result of stronger nitrogen demand when compared to the same period last year and higher benchmark and realized sales prices. Nitrogen cost of product sold was $215 per tonne, consistent with the fourth quarter of 2009. Lower natural gas costs in the current quarter were partly offset by additional costs at the Carseland facility due to a planned turnaround. Agrium’s average nitrogen margin was $163 per tonne this quarter, compared to $102 per tonne in the fourth quarter of last year and $84 per tonne in the third quarter of 2010.
The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2010 was $3.81/MMBtu, versus $4.27/MMBtu in the same quarter last year and $4.41/MMBtu in the third quarter of 2010. The AECO (Alberta) basis differential was a $0.28/MMBtu discount to NYMEX in the fourth quarter of 2010, which was similar to the basis in the fourth quarter of 2009. Agrium’s overall gas cost this quarter was $3.97/MMBtu ($3.70/MMBtu excluding the impact of realized natural gas derivatives) compared to $4.82/MMBtu in the fourth quarter of 2009 ($4.15/MMBtu excluding the impact of realized natural gas derivatives). Hedging gains and losses on gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold.
Potash gross profit was $96-million in the fourth quarter of 2010 versus $74-million in the fourth quarter of 2009. Sales volumes were up 18 percent or 65,000 tonnes over the same period last year. The average sales price was $360 per tonne this quarter, compared to $382 per tonne for the fourth quarter of 2009. Domestic demand and price levels for potash were strong in the second half of 2010. Cost of product sold was $132 per tonne this quarter, $40 per tonne lower than the same period last year and $43 per tonne lower than the third quarter of 2010. The year over year reduction in costs was a result of the facility operating at near capacity this quarter, allowing for fixed costs to be allocated over higher sales volumes. The reduction in costs compared to the third quarter of 2010 was mainly due to incremental period costs and decreased production in the third quarter of 2010 as a result of the annual turnaround. Gross margin was $228 per tonne this quarter, compared to $210 per tonne in the fourth quarter of 2009 and $152 per tonne in the third quarter of 2010.
Phosphate gross profit was $54-million, compared to $1-million in the same quarter last year. The significant improvement was due to higher realized sales prices given the tight phosphate market in the second half of 2010. Our realized phosphate price was $624 per tonne this quarter, compared to $392 per tonne for the same quarter last year. Phosphate cost of product sold was $406 per tonne, or $18 per tonne higher than the fourth quarter of 2009. The increase in cost of product sold was due to a combination of higher cost of sulfur, phosphate rock, and the impact of the higher Canadian dollar at our Canadian phosphate operation. Gross margin was $218 per tonne this quarter, a $214 per tonne increase over the fourth quarter of 2009 and a $139 per tonne increase over the third quarter of 2010.
Gross profit for the Purchase for Resale business in the fourth quarter of 2010 was $23-million, a significant increase over the same period last year. The improvement was due to a considerable increase in both sales volumes and margins in our European and North American markets.
Wholesale expenses were $5-million lower in the fourth quarter of 2010 than the same period last year, due primarily to a $39-million favorable variance related to natural gas and other derivatives which was offset by an increase of potash profit and capital taxes of $20-million. The fourth quarter of 2010 included realized losses on natural gas and other derivatives of $8-million offset by mark-to-market gains of $12-million. The same quarter in 2009 included realized losses on natural gas and other derivatives of $18-million and mark-to-market losses of $17-million. Agrium reported equity earnings of $6-million for its interest in the MOPCO Egyptian nitrogen facility in the fourth quarter of 2010 and $17-million in equity earnings for the year.
Advanced Technologies
Advanced Technologies’ fourth quarter 2010 net sales were $97-million compared to $95-million in the fourth quarter of 2009. Gross profit was $24-million for the quarter, compared to $16-million for the same period last year. The increase in net sales and gross profit for the quarter was due to higher prices and sales volumes for our Environmentally Smart Nitrogen (“ESN”) and turf and ornamental products. The Direct Solutions business (includes the turf and ornamental operations transferred from Retail in 2009) reported gross profit of $5-million in the current quarter which was $1-million lower than the same period in 2009.
ESN sales volumes were 21 percent higher, or an increase of about 10,000 tonnes, in the fourth quarter of 2010 compared to the same period last year. The increase was a result of higher demand and additional available production and associated sales volumes from our new facility at New Madrid, Missouri.
EBITDA for the current quarter was $7-million, an increase of $7-million versus the comparable period in 2009. The growth in EBITDA was due primarily to the increase in gross profit and the recording of non-recurring relocation costs and inventory write-downs in the same period in 2009.

2010 ANNUAL REPORT	Agrium	61

Other
EBIT for our Other non-operating business unit for the fourth quarter of 2010 was a loss of $66-million, an increase in loss of $20-million compared to a loss of $46-million for the fourth quarter of 2009. The increase in loss was driven by:
☐	a net loss of $36-million primarily from foreign exchange derivatives entered into in anticipation of the AWB acquisition and sale of the Commodity Management business to Cargill;

☐	a $23-million increase in general and administrative expense largely due to one-time closing costs relating to the AWB acquisition; and

☐	a $13-million increase in stock-based compensation expense from a larger increase in share price during the fourth quarter of 2010 versus the same period last year.
The increase in loss was partially offset by a $46-million foreign exchange gain from the remeasurement of intercompany loans.
Discontinued operations
On December 3, 2010, we acquired AWB’s Commodity Management business and AWB Harvest Finance operations as a part of the AWB acquisition. On December 15, 2010, Agrium announced that Cargill, Incorporated agreed to acquire a majority of the Commodity Management business. As a result, these businesses are classified as discontinued operations. For discussion on AWB, see section “Business acquisition: AWB Limited”.
Net loss from discontinued operations for the fourth quarter of 2010 was $17-million versus nil in the same period of 2009.
Liquidity and capital resources
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

(millions of U.S. dollars)	Three months ended December 31,
	2010	2009	Change

Cash provided by operating activities	563	905	(342)
Cash used in investing activities	(1,374)	(172)	(1,202)
Cash provided by (used in) financing activities	400	(24)	424
Effect of exchange rate changes on cash	9	(1)	10

(Decrease) increase in cash and cash equivalents from continuing operations	(402)	708	(1,110)

The sources and uses of cash for the three months ended December 31, 2010 are summarized below:

Cash provided by operating activities — Drivers behind the $342-million decrease in source of cash

Source of cash	☐ $145-million resulting from increase in net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $106-million increase from future income taxes.

Use of cash
☐   $620-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher inventory and prepaid expenses and deposits in the fourth quarter of 2010 compared to the fourth quarter of 2009. These were partially offset by higher accounts payable in the fourth quarter of 2010 versus the fourth quarter of 2009.

Cash used in investing activities — Drivers behind the $1.2-billion increase in use of cash

Use of cash	☐ $1.2-billion used for the acquisition of AWB in the fourth quarter of 2010. For discussion on AWB, see section “Business acquisition: AWB Limited”.

Cash provided by financing activities — Drivers behind the $424-million increase in source of cash

Source of cash
☐   $500-million aggregate principal amount of debentures were issued in the fourth quarter of 2010, net proceeds from which were used to pay down credit facilities drawn in connection with the AWB acquisition and will be used to repay a $125-million aggregate principal amount of debentures due February 15, 2011.

62	Agrium	2010 ANNUAL REPORT

Non-GAAP measures
The following table is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

(millions of U.S. dollars)	Three months ended December 31,
	2010					2009
			Advanced					Advanced
	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	80	345	7	(65)	367	(30)	169	—	(44)	95
Depreciation and amortization	33	39	5	1	78	27	29	6	2	64

EBIT	47	306	2	(66)	289	(57)	140	(6)	(46)	31

Interest expense					(30)					(26)
Income taxes					(84)					25

Net earnings from continuing operations					175					30

Accounting Estimates and New Accounting Standards
Our consolidated financial statements and accounting policies are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). A full discussion of our significant accounting policies is provided in note 2 to our 2010 consolidated financial statements.
The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur.
Critical Accounting Estimates
We consider an accounting estimate to be critical if:
☐	It requires significant assumptions about matters that are inherently highly uncertain at the time the accounting estimate is made; and

☐	Different estimates that we could have used in the current period, or changes in accounting estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition or consolidated results of operations.
Management has discussed the development and selection of the following critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented relating to these policies.
We believe that application of the following accounting policies may include a higher degree of judgment and complexity in their application. The following policies are also the most critical to a full understanding and evaluation of our financial condition and results of operations.
Collectibility of accounts receivable
We evaluate collectibility of customer receivables according to the customer and the nature of the sale. We adjust the allowance for doubtful accounts quarterly based on our evaluation. The evaluation includes assumptions about a customer’s credit quality as well as subjective factors and trends including the length of time a receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience, market conditions and economic conditions. The Company’s experience with respect to the incurrence of bad debt losses has been within expectations and has generally been limited to a small number of specific customer situations.
Inventory valuation
Our determination of net realizable value of inventories requires considerable judgment. Inherent uncertainties exist in estimating forecasted selling prices, including assumptions about demand and supply variables. Demand variables include grain and oilseed prices and stock-to-use ratios and changes in inventories in distribution channels. Examples of supply variables include forecasted prices of raw materials such as natural gas, estimated operating rates and crop nutrient inventory levels. Results could differ if actual selling prices and selling costs differ materially from forecasted selling prices and selling costs.

2010 ANNUAL REPORT	Agrium	63

Factors affecting forecasted selling prices do not depend on any single factor in isolation; we must make assumptions about interrelationships among factors to forecast future selling prices. If the estimated net realizable value of inventories declines below cost, we record an inventory write-down as a charge to earnings. During 2010 we did not have any inventory write-downs.
We allocate fixed expense to the costs of product sold based on estimated normal capacity. Normal capacity is estimated in reference to a range of production levels expected over a number of periods or seasons under normal circumstances, taking into account the estimated loss of capacity resulting from planned major maintenance. Excess fixed overhead costs due to abnormally low production are expensed in the period incurred and are not allocated to inventory.
Property, plant and equipment
We record property, plant and equipment at cost and include the cost of replacements and betterments including planned major maintenance. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services, as well as interest capitalized during construction.
Planned major maintenance includes replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts, internal assessment of production equipment, replacement of aged catalysts, new installation or recalibration of measurement and control devices and other costs. Such expenditures are capitalized if they extend the useful life or increase the output or efficiency of equipment compared to pre-turnaround optimal working condition-levels of efficiency and output. Expenditures that do not extend the useful life or increase the output or efficiency of equipment such as routine maintenance and expenditures to maintain production equipment in proper working condition are expensed as incurred. The nature of deferred turnaround expenditures are consistent in all periods presented. Turnarounds are charged to cost of product sold on a straight line basis over the estimated period until the next turnaround, generally one to four years. Capitalization of planned major maintenance, as opposed to expensing the cost when incurred, results in deferring recognition of plant turnaround expenditures and results in the classification of the related cash outflows as investing activities in the Company’s statement of cash flows, whereas others that expense similar costs as incurred classify the cash outflows as operating cash flows.
Depreciation expense
We depreciate our property, plant and equipment based on their estimated service lives, which typically range from two to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors are constantly changing. Therefore, we periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
Intangibles
We estimate the initial life of intangibles based on experience and current technology. Impairment or changes in the amortization period of an intangible may result because of a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or in the business climate, or a significant decline in the observable market value of an asset.
Impairment of long-lived assets
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its fair value. Fair value can be affected by a number of factors, including new technology, market conditions for our products, availability of raw material inputs, and estimated service lives of the assets. We review the carrying value of our property, plant and equipment on a regular basis and where it exceeds the undiscounted cash flow expected to result from the asset’s use and fair value, we consider the asset to be impaired. Determination of undiscounted cash flows or fair value requires judgment about future cash flows, interest rates, foreign exchange rates, growth rates, costs, pricing, capital expenditures and market conditions. If impairment has occurred, an impairment charge is recognized immediately. No material impairments were recorded in 2010.
Fair value of financial assets and liabilities
Changes in quoted market prices, interest rates, foreign exchange rates, expected future prices for underlying assets, and general market conditions could affect fair values. The Company’s exposure is primarily to fluctuations in market prices of natural gas and foreign exchange rates. Non-performance risk, including the Company’s own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities. The impact of non-performance does not have a material impact on fair values in the Company’s financial statements.

64	Agrium	2010 ANNUAL REPORT

Goodwill
Goodwill is assessed for impairment by estimating the fair value of each of our reporting units, which correspond to our operating segments. Fair value of reporting units is determined by relying primarily on the discounted cash flow method. This method estimates the fair value of a business unit using a discounted five year forecasted cash flow with a terminal value. Terminal values are estimated with a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for the business unit. The discount rate is based on our weighted-average cost of capital, adjusted for the risks and uncertainty inherent in each business unit and our internally developed forecasts, which we believe approximates the discount rate from a market participant’s perspective. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Projected cash flows are reviewed by senior management. Estimated fair value could be impacted by changes in interest rates, inflation rates, growth rates, foreign exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business unit, the specific projections of the business and its geographic markets and products.
A prolonged period of reduced demand and prices for our major products resulting in lower long-term growth rates and reduced long-term profitability may reduce the fair value of our reporting units. The fair value of each of our reporting units exceeds its carrying value by a significant amount.
Environmental remediation liabilities and asset retirement obligations
We regularly assess the likelihood of material adverse judgments or outcomes from environmental remediation liabilities as well as potential ranges and probability of losses. We estimate accruals, if any, for contingencies after detailed review and analysis of each individual matter. It is reasonably possible that actual costs incurred in future periods may vary from our estimates as a result of the inherent uncertainties in evaluating environmental exposures, including changes in estimates of future costs or the timing of expenditures.
Our estimates of future cash flows required to fulfill our obligations for asset retirement obligations are based on current environmental laws and regulations, discounted at our credit-adjusted risk-free interest rate. Changes in estimates of future costs, expected timing of expenditures, interest rates and laws and regulations would affect our estimates and accordingly could affect earnings.
Employee future benefits
Pension plan and post-retirement benefit costs for our defined benefit plans are determined annually by independent actuaries, and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. Our actuaries use a variety of assumptions to determine the pension and post-retirement obligations and costs for our defined benefit plans including the discount rate, the expected rate of return on plan assets, the role of future compensation increases, and health care cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded.
Stock-based compensation
The Company’s expense for stock-based compensation primarily depends on our stock price at the date of grant and at the end of a reporting period, and assumptions about vesting of awards. Assumptions about vesting require estimates of the relative ranking of certain measures of the Company’s performance compared to the performance for a selected peer group of companies, and estimates of individual employee retention. Changes in stock prices and assumptions about vesting would affect our recorded expenses and related liabilities.
Rebates
The Company enters into agreements with suppliers, primarily for crop protection products and seed. Rebate agreements provide for vendor rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. The Company accounts for rebates and prepay discounts as a reduction of the prices of suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated performance in a crop year (generally October to September). Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product sold as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold when the Company determines that they have been earned based on sales volume of related products.

2010 ANNUAL REPORT	Agrium	65

Income and other taxes
The Company is subject to income taxes in Canada and the U.S. and various foreign jurisdictions. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as future income tax assets and liabilities. Judgment is necessary in evaluating our tax positions and determining income tax expense. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain and for which it is reasonably possible that outcomes may differ from our estimates. For example, our effective tax rates could be negatively affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates, or by changes in tax laws, regulations or interpretations. We are also subject to audit in various tax jurisdictions and, although we believe our tax estimates are reasonable, the final determination of tax audits could result in additional taxes being assessed, possibly resulting in a material impact on our earnings or cash flows.
We pay a Potash Production Tax which is a Saskatchewan provincial tax on potash production consisting of a base payment and a profits tax. Calculation of the Tax requires various assumptions, including future potash selling prices and sales volumes and forecasted capital expenditures. If differing assumptions and estimates had been used in the current period, the expense and related accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to estimate the impact of a change in a single factor.
New Accounting Standards
The Company was not required to adopt any new accounting polices during 2010.

66	Agrium	2010 ANNUAL REPORT

Accounting Standards and Policy Changes Not Yet Implemented
International Financial Reporting Standards (“IFRS”)
Effective January 1, 2011, as required for all Canadian publicly accountable enterprises, Agrium will adopt IFRS as issued by the International Accounting Standards Board (“IASB”), replacing Canadian GAAP. Agrium has completed the process of transitioning from Canadian GAAP to IFRS.
Status of Key Elements of Agrium’s IFRS Project Plan.

Key Element	Status
Accounting policies
☐ Analyze accounting policy differences	☐ Provided our Audit Committee with:
☐ Select IFRS accounting policies and determine IFRS 1 elections	■ Draft IFRS financial statement format including note disclosures
☐ Develop IFRS financial statement format with appropriate disclosures	■ IFRS opening balance sheet ■ Summarized quantified transitional impacts
☐ Quantify IFRS impacts on transition	☐ Estimated adjustments to shareholders’ equity on adoption of IFRS quantified (see table below)

Information systems
☐ Analyze changes necessary to enable recording/tracking/reporting of financial information required for parallel reporting year(s)	☐ Data capture testing complete ☐ Continuing IFRS data capture in the financial systems
☐ Finalize information technology plan for post transition (2011)	☐ Parallel GAAP consolidated reporting process testing complete
☐ Develop and implement solutions

Control environment
☐   Where there are changes to accounting policies/procedures, assess both the internal controls over financial reporting, the disclosure controls and procedures for design and effectiveness and implement appropriate changes
☐ Changes to internal process documentation complete ☐ Testing of 2010 comparative information will be complete by March 31, 2011

Business impacts
☐   Analysis of business activities that may be impacted by GAAP measures, such as debt covenants and compensation and identification of solutions where necessary
☐   Analysis of tax impacts on transition to IFRS
☐ Completed analysis of business activities; no material impact on debt covenants or compensation arrangements indicated ☐ Completed analysis of income tax impacts on transition

Training requirements
☐   Communicate accounting policy changes and resulting impacts across organization
☐   Communicate transition project plan progress both internally and externally
☐   Develop strategic training plan for all levels and departments of the organization
☐   Deliver targeted training to key employees where roles are impacted by IFRS transition

☐   Provided the following:
■   Impact workshops communicating impact of transition to our Business Units
■   IFRS training to Directors and Officers
■   Targeted training to key finance, accounting and operational employees affected by transition
☐   Communicated quarterly to external stakeholders throughout 2010 via Management’s Discussion and Analysis

2010 ANNUAL REPORT	Agrium	67

First-time adoption of IFRS
Agrium’s adoption of IFRS requires that we apply IFRS 1 — First Time Adoption of International Financial Reporting Standards. Agrium will prepare its first financial statements in accordance with IFRS for the first quarter of 2011. We will restate comparative information in compliance with IFRS for periods after January 1, 2010 (the “transition date”).
IFRS 1 requires certain mandatory exceptions and permits certain optional exemptions from this general requirement. Agrium will prepare its opening balance sheet using the following elections under IFRS 1:

IFRS Exemption Options	Summary of Policy Selection
Business Combinations
Agrium may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combination completed before the transition date.
Elect, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date will not be restated. Because Agrium did not adopt CICA Handbook section 1582 in 2010, we will restate business combinations completed in 2010.

Share-Based Payments
Agrium may elect not to apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002, or which vested before Agrium’s transition date. Agrium may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.
Elect not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before Agrium’s transition date. Agrium will also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits
Agrium may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date. Actuarial gains and losses would have to be recalculated under IFRS from the inception of each of our defined benefit plans to separate recognized and unrecognized cumulative actuarial gains and losses if the exemption is not taken.
Elect to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange
On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at Agrium’s election. If not elected, all cumulative translation differences must be recalculated under IFRS from inception.
Elect the exemption and reclassify the balance of cumulative foreign exchange translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Decommissioning Liabilities
IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset. The adjusted depreciable amount of the asset is then depreciated over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, Agrium may elect to measure the liability and the related depreciation effects at the transition date.
Elect the exemption from full retrospective application at the transition date.

While the conceptual framework used in IFRS is similar to Canadian GAAP, the following differences in standards on recognition, measurement and disclosure between current Canadian GAAP and IFRS will have a significant impact on Agrium’s future consolidated financial statements. Future changes in IFRS standards or interpretations could alter this information. The IASB has stated that it will issue standards on the following areas during 2011 (however, the effective dates of the standards are not stated): financial instruments, consolidation, fair value measurements, financial statement presentation, leases, revenue recognition, joint ventures, and post-employment benefits. Agrium does not expect a significant impact to its business activities or operating cash flows from the transition to IFRS.

68	Agrium	2010 ANNUAL REPORT

Significant Differences Between IFRS
and Canadian GAAP	Estimated Impact
Employee Benefits
IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. Canadian GAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.
Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income

Share-based Payments
IFRS requires measurement of cash-settled, share-based awards at fair value, while Canadian GAAP allows measurement of these awards at intrinsic value. In addition, Agrium currently uses straight-line depreciation to recognize graded vesting stock based instruments, while IFRS requires accounting for each installment as a separate arrangement.
Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share based awards

Income Taxes
Classification of future income tax under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.
Transition date impact: reclassifying all future income taxes to non-current is expected to result in a decrease in current assets and a decrease in non-current income tax liabilities and assets

Estimated future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

Provisions
IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.
Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets
Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.
Transition date impact: increased potential for impairment losses and reversal of previously recorded losses

Future impact: increased potential for impairment losses and reversal of previously recorded losses

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Significant Differences Between IFRS
and Canadian GAAP	Estimated Impact
Business Combinations
IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under Canadian GAAP.
Transition date impact: decrease in shareholders’ equity Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for business combinations

Non-Controlling Interest
IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while Canadian GAAP presents non-controlling interest as a separate component between liabilities and equity.
Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity
The following provides the impact of differences between IFRS and Canadian GAAP identified to date, including application of mandatory and optional exemptions and policy choices at the transition date. These amounts are based on our most recent assumptions, estimates and expectations, and are subject to change.
Reconciliation of Equity as Reported Under Canadian GAAP to IFRS

(unaudited, millions of U.S. dollars)	As at January 1, 2010

Total shareholders’ equity as reported under Canadian GAAP	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Recognition of cumulative actuarial gains and losses in equity	(45)
Acquisition-related costs	(45)
Provisions for asset retirement and environmental liabilities	1
Provisions for share-based payments	(37)
Deferred tax liability adjustment	(42)
Income tax effect of transitional adjustments	30
Reclassification of non-controlling interests	11

Total shareholders’ equity as reported under IFRS	4,465

Risk Management
We Manage Risks to our Enterprise
In the normal course, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.
Risk Methodology
Through Agrium’s structured Enterprise Risk Management (“ERM”) Process, senior management, business units and corporate functions seek to identify and manage all risks facing the business. Once identified, risks and related mitigation strategies are evaluated, documented, and reviewed on an evergreen basis, with a formal review and sign-off quarterly. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is recorded. Additional mitigation strategies are developed by the Senior Leadership Team for implementation where residual risk is considered to be unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.
The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental, and political.
Risk Ranking Matrix
At Agrium, we utilize our risk matrix to assess the potential impact of risks based on the expected frequency and consequence of risk events:
☐	We assess consequence based on the potential aggregate impact of a risk event to the following three areas: (a) company reputation; (b) our financial health; and, (c) the environment and the health and safety of our employees and external parties; and

☐	Frequency represents how often a consequence related to a risk is expected to occur — it is akin to probability of loss from the risk.

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Agrium’s Risk Matrix
Risk Governance Structure
At Agrium, we believe that good risk management is critical to successful execution of strategy, and that everyone on the Agrium team has a role to play in managing risk.
Board of Directors
☐	Oversees risk management directly and through its committees;

☐	Responsible for understanding the material risks of the business and the related mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management process in place;

☐	Individual Committees of the Board oversee specific risks relevant to their areas; and

☐	For example, the audit committee monitors the risk management process for financial risks; the environment, health, safety and security committee monitors the process for managing EHS&S risks; and the compensation committee assesses compensation programs.
Management
☐	Risks that are unique to our separate strategic business units are managed by the Presidents of those business units and their teams; and

☐	Functional risks are managed by the Corporate Functional Heads and their teams.
Chief Risk Officer
☐	Agrium has appointed a Chief Risk Officer (“CRO”). The CRO is responsible for maintaining an effective Enterprise Risk Management Process (“ERM Process”). The CRO monitors current developments in risk management practices, drives improvements in Agrium’s Risk Management philosophy, program and policies, and champions development of a best practice risk management culture;
☐	The CRO reports quarterly to the Board and senior management on all significant risks including new or increased risks resulting from changes in operations or external factors; and
☐	The CRO also formally reports to the Board of Directors on the ERM Process and material risks annually.
Governance functions
☐	Agrium maintains several risk governance functions which contribute to our overall control environment, including Internal Audit, Corporate EHS, and the Internal Control and Disclosure Compliance team.

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Key Business Risks
The following is a discussion of the key business risks facing Agrium and the strategies we have adopted to manage them.
Unplanned plant downtime
The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product that is available for sale.
Mitigating factors and strategies:
☐	Production Excellence program, including: operational standards that govern our manufacturing processes; engineering standards for manufacturing processes and capital projects; and, programs aimed at continuous improvement in our production processes, such as root cause analysis for incidents;
☐	Equipment integrity programs, including regular equipment inspections and a five-year planned capital and maintenance program;
☐	Environment, Health, Safety & Security (“EHS&S”) Excellence program, including: well-established process safety standards, policies and programs; defined expectations and policy for managing process change in facilities; structured EHS&S risk management program under which we analyze our manufacturing processes for process hazards and recommend and implement improvements as warranted; and, structured environmental management and security standards, policies, and programs;
☐	Mandatory training programs for Operations, Maintenance, and Technical personnel to ensure appropriate skills and training are in place to maintain and operate the facilities;
☐	Audit programs for EHS&S, operational standards, risk management, and process reliability programs. The audit programs assess compliance with our established policies and procedures, and also seek to identify opportunities for continuous improvement; and
☐	Sound project management processes to help ensure capital projects are executed to the appropriate design standards and completed on schedule and budget.
Product price and margin
Agrium’s operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.
Product prices and margins are also significantly influenced by competitor actions that change overall industry production capacity, such as decisions to build or close production facilities, and changes in utilization rates.
The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.
Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.
Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted by the above factors.
Mitigating factors and strategies:
☐	The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category;
☐	The geographic diversity of our Wholesale customer base (North America, South America, and International) reduces the impact of poor economic, crop or weather conditions in any one region;
☐	Our extensive distribution and storage capability can help reduce Wholesale variability that may arise from a downturn in demand in a localized area;
☐	We monitor inventory exposure risk and adhere to inventory position limits within our Wholesale Purchase for Resale business;
☐	Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs. This provides us with a relatively stable and predictable production/ supply base that helps to mitigate Wholesale earnings volatility;

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☐	Our Wholesale customers have diverse end uses for our products (agricultural and industrial), with some of our industrial sales prices based on a gas-indexed cost plus margin basis;

☐	Within the Wholesale business, we make prepaid forward sales, and we may lock in nitrogen margins on manufactured product using forward gas price derivative financial instruments; and

☐	Within our Retail business, we have further mitigating factors including:
■	product and service diversity (fertilizer, chemical, seed and application services); and

■	geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).
Raw materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on gas distribution in Argentina. The Argentine Government has at times reduced gas available to industrial users in favor of residential users during the peak winter demand season. Also, Profertil may not be able to renew its long-term gas supply contracts at favorable rates or at all.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is a risk of incurring water intake or flooding, as well as variability in quality that can impact cost and production volumes.
Mitigating factors and strategies:
☐	The Profertil nitrogen facility has gas contracts that are not tied to North American gas prices;
☐	We use derivative financial instruments and other contractual arrangements to manage the risk of gas price volatility;
☐	We use a variety of tools in an effort to mitigate our risk and stabilize our earnings, including derivative financial instruments, swaps, forward sales, prepayments, 90 day rolling forecast, and rigorous market analysis;
☐	Raw materials and energy are procured on a competitive basis employing a mix of long-term, short-term and spot contracts with a variety of suppliers, consistent with the Corporate Procurement Policy and Practices;
☐	Our practice of adjusting our production rates and sourcing supply for purchased product when conditions dictate reduces our exposure to high natural gas costs;
☐	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for most of our competitors who produce and sell elsewhere in North America;
☐	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost natural gas are available;
☐	For mining, we have medium-term highly competitive contracts in place with contractors and maintain high mining standards, employing the latest technologies and techniques; and
☐	As sulfur is a primary raw material used in manufacturing of phosphate fertilizers, the use of contract pricing based on less volatile market indexes has been implemented to mitigate the market volatility. From time to time, we also utilize long-term supply contracts.
Foreign exchange
A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per-unit cost of product sold basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate.
A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australia operations, which earn revenues mainly in Australian dollars, but report in U.S. dollars.

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Mitigating factors and strategies:
☐	We monitor foreign exchange exposure through detailed risk modeling and stress testing; and
☐	Exposure to currency fluctuations is partially offset through our currency hedging programs.
Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
☐	We develop detailed forecasts of product movement needs for each facility and mode of transport;
☐	We have a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium-term, and continue to work with industry associations to address these issues;
☐	We continually develop and maintain mutually beneficial long-term relationships with major carriers;
☐	Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options; and
☐	We maintain multiple supply points through our extensive distribution network.
Human resources
Long-term forecasts predict a tight labor market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labor market, including the associated risk of losing our key individuals, is a risk to the business.
Mitigating factors and strategies:
☐	We have a structured annual succession planning process focused on actively accelerating the development of leaders through targeted developmental opportunities;
☐	We have developed a company-wide Leadership Development Framework and tools to enhance leadership capabilities;
☐	We conduct a continuous review and analysis of our total compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent;
☐	We track and monitor key workforce metrics to identify high risk areas. Examples include voluntary resignation, key employee segments with higher attrition, workforce demographics to forecast retirements and employee exit trends; and
☐	We benchmark our human resources programs, policies and practices externally to align with our business strategies and ensure competitiveness.
Country
We have significant operations in Canada, the U.S., and Australia. We also operate Wholesale and Retail operations in Argentina and Chile, and Retail operations in Uruguay. We have Wholesale operations in a number of European countries and business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. There is also a risk of civil unrest and an abrupt change in government and therefore government policy, including the risk of expropriation. Argentina has experienced significant fiscal and economic turmoil since 2002.
Mitigating factors and strategies:
☐	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate;
☐	We hire personnel located in the foreign country or who have operating experience in the foreign country;
☐	We obtain non-recourse project financing with consortiums of international banks where appropriate;
☐	We maintain excess cash related to international operations in U.S. dollars to the extent practicable; and
☐	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.

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Business acquisitions and expansions
There is a risk that an acquisition, including our recent acquisition of AWB, could fail to fully deliver the expected economic benefits. There is also a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not generate the expected return on investment.
In addition, there are specific risks associated with our recent acquisition of AWB, including those outlined below under the heading “Risks Relating to our Acquisition of AWB”.
Mitigating factors and strategies:
☐	We have developed a detailed and systematic project review process to analyze the rewards and risks of all significant investment projects, including acquisitions and development expansions. Each major investment project must pass a “gate” process where it is reviewed by the Investment Strategy Committee to ensure it passes key criteria such as strategic fit, our hurdle rate and various competitive factors. As important is that all material risks are identified. For each risk, mitigants are reviewed to ensure that all risks are appropriately managed;
☐	As part of this process, we assign specific areas of responsibility to our key personnel with experience in those areas who are then held accountable for results;
☐	We conduct due diligence reviews and financial modeling analyses; and
☐	We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.
Risks associated with our acquisition of AWB
We may fail to realize anticipated benefits of our acquisition of AWB, and our efforts to integrate AWB’s business into our existing business could result in the disruption of our ongoing business
We acquired AWB to continue the growth of our international retail business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of our acquisition of AWB may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating AWB’s business into our existing business. The integration of AWB’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The amount of time and effort required for integration may also be magnified, and the level of expected benefits may fail to materialize, due to many factors, including that certain of the current businesses in which AWB operates, including commodity management, general farm merchandise, water equipment, animal health and management products, livestock and wool marketing services, real estate agency and financial services, are not business lines in which Agrium currently operates. The integration process may result in the loss of key employees of Agrium and AWB and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of our acquisition of AWB.
AWB’s internal controls and compliance standards and procedures may not be in line with Canadian and U.S. standards
AWB has not been subject to Canadian and U.S. internal control and regulatory compliance standards to which we are subject. AWB may have had internal control and compliance failures in the past, and our management team has commenced an evaluation of the effectiveness of the design and operation of AWB’s disclosure controls and procedures, internal control over financial reporting and other compliance standards and procedures. This evaluation may take time, and we may conclude that material weaknesses or other deficiencies in AWB’s disclosure controls and procedures and internal control over financial reporting may exist and that AWB’s compliance standards and procedures are not effective. The remediation of any weakness or deficiency may be costly and require management time and resources. Any such weakness or deficiency, or failure to remedy an existing weakness or deficiency, could materially adversely affect our business and financial condition and our ability to comply with applicable financial reporting requirements and other legal requirements.
We may face unexpected costs or liabilities related to the existing business of AWB
We may discover that we have acquired substantial undisclosed liabilities or have underestimated the magnitude of existing disclosed liabilities associated with AWB’s business and our acquisition of AWB. The existence of undisclosed liabilities or significant increases in the magnitude of estimated existing disclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

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Our consolidated indebtedness has materially increased as a result of our acquisition of AWB, which increases our interest charges and our financial risk
In connection with our acquisition of AWB, we borrowed approximately $390-million under our bank facilities. In addition, AWB had approximately AUD$461-million (approximately $444-million) in consolidated indebtedness as at September 30, 2010. As AWB became a wholly-owned subsidiary of Agrium following our acquisition of AWB, AWB’s consolidated indebtedness is now included in our consolidated indebtedness. It cannot be assured that the increase in our consolidated indebtedness will not have a negative effect on our current credit ratings. Our degree of leverage could have other important consequences, including the following:
☐	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

☐	it may limit our ability to pay interest or any other amounts required to be paid on our outstanding indebtedness;

☐	certain of our borrowings are at variable rates of interest and expose us to the risk of increased interest rates;

☐	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

☐	we may be vulnerable in a downturn in general economic conditions; and

☐	we may be unable to make capital expenditures that are important to our growth and strategies.
Under the terms of our credit facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or fundamental changes in our business or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business.
Change of control provisions in AWB’s agreements triggered upon completion of the AWB Acquisition may lead to adverse consequences
AWB is a party to agreements that contain change of control provisions that may have been triggered upon the completion of our acquisition of AWB as a result of us holding securities representing a majority of the voting power over AWB. The operation of these change of control provisions could result in unanticipated expenses and/or cash payments following the completion of our acquisition of AWB as well as termination of otherwise available sources of financing for AWB or its subsidiaries. In addition, certain agreements governing joint ventures, or other similar investment structures, to which AWB or its subsidiaries are a party contain change of control provisions granting counterparties the right to purchase assets or AWB’s interest, direct or indirect, in such joint ventures or other investment structures upon a change of control of AWB. This right to purchase may allow the relevant counterparties to purchase such assets or interests at a discount to fair market value. Unless these change of control provisions are waived by the relevant counterparty or counterparties, the operation of these provisions could adversely affect our consolidated results of operations and financial condition or could result in the requirement that we sell certain of AWB’s assets or investments at less than their fair market value.
AWB could be negatively impacted by a loss of accreditation in Australia
AWB’s ability to export wheat is dependent on accreditation by Wheat Exports Australia (the “WEA”), a branch of the Australian government. If AWB were to lose this accreditation, it would not be able to export wheat in bulk, which would significantly impact future earnings of AWB’s Commodity Management business and our consolidated future earnings. AWB has in the past been subject to administrative inquiries and investigations by the WEA relating to certain of AWB’s wheat export activities. These inquiries and investigations are no longer ongoing and did not result in any loss of accreditation by AWB. Although we have no reason to believe that any further action will be taken by the WEA, we cannot assure you that the WEA will not in the future undertake inquiries or investigations relating to AWB’s Commodity Management business and that the result of any such inquiries and investigations would not have a material adverse effect on future earnings of AWB’s Commodity Management business.
AWB has been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme
On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.
On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total

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damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010.
As the impact on the operations of AWB arising from this legal action has not yet been fully determined, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, the litigation costs and a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.
Risks associated with the proposed disposition of AWB’s commodity management business
Our sale of the majority of AWB’s Commodity Management businesses may not close at all or in the time frame we anticipate. The purchase price will be based on the net asset value of the businesses at the completion time of the transaction, which may be less than the net asset value of the businesses as at September 30, 2010. The release of working capital from Harvest Finance Ltd. will occur over a period of time and the working capital released over this period may be less than the net asset value as at September 30, 2010.
Legislative risk
We are subject to legislation and regulation in the jurisdictions in which we operate. We cannot predict how these laws or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure. For example, potential changes to environmental, health, safety and security legislation, or changes in government economic, business or social policy could negatively impact our markets or our cost structure, and potential changes to anti-trust laws or interpretations thereof could negatively impact our international marketing operations through Canpotex.
Mitigating factors and strategies:
☐	We work closely with industry associations and government agencies and officials to seek to understand and influence legislative trends in a positive way. Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices” and that new regulations are known, understood and met in a timely fashion; and
☐	We maintain contact with a broad network of local and international advisors to ensure we are aware of legislative trends and in compliance with current requirements.
Litigation risk
Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. At present, Agrium is facing a number of litigation claims, and may be subject to further disputes and potential litigation. Any material or costly dispute or litigation could adversely impact Agrium and our consolidated financial position and results of operations.
Mitigating factors and strategies:
☐	Adherence to Code of Conduct and Ethics policies, including annual Code of Conduct Certification process;
☐	Development of standardized contracts and policies for deviation from use of the standard contracts;
☐	Preventive practices and seminars and training programs (including anti-bribery, disclosure, insider trading, competition law, privacy, etc.);
☐	Compliance with material contractual obligations through notification system; and
☐	Corporate Compliance Hotline, including procedures for follow-up on complaints.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture products throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

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Mitigating factors and strategies:
☐	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season, and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices;
☐	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns;
☐	We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales; and
☐	Agronomic advances in agricultural products and/or equipment can mitigate the risk of weather-related demand reduction by shortening the time required for application of product, or widening the window in which product can be applied.
Credit and liquidity
Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be severely limited, this could impact our ability to operate under normal conditions. We mitigate this risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
Beginning January 1, 2011, we will prepare our financial statements in accordance with IFRS. See “Accounting Standards and Policy Changes Not Yet Implemented — International Financial Reporting Standards (“IFRS”)” on page 67 of this MD&A. Our financial position and results of operations reported in accordance with IFRS may differ compared to Canadian GAAP. In addition, the calculation of certain amounts pursuant to the defined terms and covenants under the instruments governing our outstanding indebtedness may also be impacted by the adoption of IFRS.
Our borrowing costs and ability to raise funds are directly impacted by our credit ratings. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions. It is our objective to maintain high quality credit ratings. Various debt instruments, guarantees and covenants in agreements to which we are presently a party or which we may enter into in the future may contain default provisions triggered by a ratings downgrade, which, depending on the extent of the downgrade, could have a material adverse effect on our liquidity and capital position.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.
Mitigating factors and strategies:
☐	We have established credit procedures that include assessment of a counterparty’s credit-worthiness and adherence to credit limits;
☐	For derivative financial instruments, we have established counterparty trading limits and netting agreements, and a policy of entering into derivative contracts with counterparties that have investment grade or higher credit ratings; and
☐	In our Retail business unit, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.
Environment, health, safety, & security
We face environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing; transportation, storage and use; and, the security of our personnel, products, intellectual property and physical assets domestically and overseas from crime, violence, terrorism, ethnic and international conflicts. In addition, there are threats of natural disasters and risks to health, including pandemic risk.
Mitigating factors and strategies:
☐	Agrium has well-defined EHS&S programs and processes, committed leadership, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit with clear lines of reporting and accountability. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in its operations and activities;

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☐	Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting EHS&S management and performance expectations applicable to Agrium’s facilities. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations;
☐	Continuous improvement and performance monitoring of Agrium’s operations are effected in part through five technical committees, two management committees and the Board EHS&S Committee and in part through various business unit initiatives. These committees meet quarterly to monitor performance against annual and longer term performance goals, to discuss plans and strategies relating to our processes and to evaluate opportunities for improving our systems;
☐	Technical support and compliance assurances for Agrium’s operations are managed at three levels within the organization: the facilities level, business unit level and overall corporate level. Self-audits are performed annually at wholly-owned Agrium facilities and reported to business unit EHS&S departments. At the business unit level, business unit personnel regularly conduct separate compliance and systems audits of facility locations. At the corporate level, corporate EHS&S staff is responsible for maintaining integrated systems, performance monitoring and conducting business unit EHS&S assessments on an annual basis;
☐	Agrium has ongoing, close working relationships with industry associations, government agencies and regulatory enforcement. This helps Agrium ensure risk management strategies are developed and new regulations are known, understood and met in a timely fashion;
☐	Annually, we review our EHS&S Policy for relevance and modify it as appropriate; and
☐	Agrium has an increasingly well-defined set of EHS&S Key Performance Indicators, annual goals and systems that are cascaded from the Chief Executive Officer throughout the organization.
Environmental Protection Requirements
Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the point of plant closure, and beyond.
The environmental requirements for new projects typically focus on baseline site conditions, ensuring that the design and equipment selection meet operating requirements; that permitting, pre-construction studies, and discharge and other operating requirements will be satisfied; and, that safeguards during construction are in place.
Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.
Finally, the environmental protection requirements that may apply at the time of closure can be of two types; environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.
Contingent Environmental Liabilities
United States Environmental Protection Agency Phosphate Industry Initiative
The United States Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify the scope and applicability of certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA initiative also seeks to clarify the applicability of certain U.S. Clean Air Act (“CAA”) and related federal and state regulatory programs, including Prevention of Significant Deterioration permitting and Maximum Available Control Technology standards.
In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with the CAA, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary

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of Agrium Inc., of potential violations of RCRA and the CAA. In 2008, the government further notified Nu-West that the EPA had commenced investigation of phosphate industry compliance with certain reporting-related provisions of CERCLA and the federal Emergency Planning and Community Right-to-Know Act. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information. In 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations pursuant to section 3013 of RCRA. Nu-West is working cooperatively with EPA and the IDEQ to implement this environmental assessment.
Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices, to defend any ensuing litigation, or to comply with any subsequent judgments and/or to implement the terms of any settlement resolving the government’s claims.
Legacy environmental remediation activities: Idaho Mining Properties
Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these sites leased or, in one case, owned by Nu-West and other historic phosphate mines in the area owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations.
Detailed investigations and analyses have been conducted for two of Nu-West’s leased mine sites. The former mineral processing facility has been remediated and will be monitored for several years. Several years of study will be required at the other sites to develop the appropriate remediation plans. Since 1996, Nu-West has spent over $14-million on investigation and remediation activities at these seven sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the investigation and remediation of some of these historic sites.
In 2009, Nu-West initiated a lawsuit against the United States of America (“USA”), which is the owner and lessor of four of the five historic mine sites subject to the lawsuit. The lawsuit was brought under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to determine the USA’s liability under CERCLA to pay for a material portion of the investigation and remediation costs for those sites. That lawsuit is in its initial stages and is being defended by the USA. If these claims against the USA are successful, it could appreciably reduce Nu-West’s costs and liability at these sites.
In 2010, Nu-West completed the second phase of a two-phase Remedial Action Plan at a historical mineral processing facility associated with one of the mine sites southeast of Soda Springs, Idaho.
Legacy environmental remediation activities: Manitoba Mining Properties
Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two closed mineral processing sites near Lynn Lake, Manitoba. Agrium acquired Viridian in 1996.
Viridian's Fox Mine operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. In the past two years, Viridian rebuilt its water treatment plant, providing for additional treatment capacity and control to ensure continued conformance with license requirements. In addition to annual operating costs of between $0.5-million and $1.5-million, Viridian also continues to investigate permanent long-term closure options for the site.
The East Tailings Management Area, which was operated from the 1950’s to the 1970’s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. In 2009, Viridian extended its partnership with the Manitoba Government to include consulting services at the contiguous mine and mill site. This partnership will allow for the cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites by 2012.
Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.
Vanscoy potash operations
Agrium is currently undergoing a tailings management impoundment reorganization at its Vanscoy facility. The tailings management impoundment reorganization is being undertaken to provide sufficient brine storage to fully contain a 300 mm/24 hour storm event, to provide sufficient fine tailings storage to reliably operate the facility for a minimum of five years at all times, and to achieve the items identified in its long term tailings management area plan based on current and expanded production rates. Agrium expects to spend approximately $60-million on the tailings management impoundment reorganization in 2011, with a targeted completion date of 2020.

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Climate change and greenhouse gas issues
Directly and indirectly, Agrium generates a significant amount of greenhouse gases (“GHG”) through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.
In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2e per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.
Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total typical emissions of approximately 750,000 tonnes (excluding NH3-1 unit)); Carseland Nitrogen Operations, (total typical emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical emissions of approximately 550,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on current regulations depending on variations in production from year to year which will directly impact CO2e. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the construction and operation of a cogeneration facility in partnership with TransCanada Pipeline, at Caresland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”) that is designed to generate credits for farmers who reduce their nitrous oxide emissions. The NERP was approved by Alberta Environment in October of 2010 and the implementation of which will result in more effective on farm application of nitrogen fertilizer and reduced greenhouse gas emissions.
Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credits for the aggregation of carbon offsets in accordance with established government regulatory protocols on greenhouse gas reduction.
Prior to the meeting of world leaders in Copenhagen, Denmark in December of 2009, the Canadian federal government stated that it intended to publish policies in respect of an aggregated reduction target for GHG emissions of 20 percent below 2006 emission levels and to work with the U.S. on a North American cap and trade system. Subsequent to the Copenhagen meeting, the Canadian federal government has indicated its intention to comply with a reduction target of 17 percent below 2005 emission levels. However, no specifics surrounding how the reduction target will be achieved have been published.
Subsequent to the Copenhagen meeting, the Canadian federal government has also indicated that it intends to align itself and its policies with U.S. regulatory requirements. In general, the options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact. However, Agrium is continuing to monitor U.S. GHG regulatory developments, and is evaluating applicability and potential impacts of such programs as they become effective. These programs include the California Global Warming Solutions Act of 2006, the Western Climate Initiative and the EPA’s October 2009 Final Rule for Mandatory Reporting of Greenhouse Gases.
Pursuant to the CAA, the EPA Administrator has made the finding that GHG emissions are air pollutants that endanger public health or welfare. This finding allows the EPA to regulate GHG emissions within the framework of the CAA. The EPA has promulgated regulations which (i) beginning January 2, 2011, phase in restrictions on greenhouse gas emissions from stationary sources, beginning with the largest emitters, where such sources are required to obtain a new or modified air emissions permit based on non-greenhouse gas emissions, and (ii) require collection, beginning January 1, 2011, and reporting, beginning March 31, 2012, of data on greenhouse gas emissions from certain sources.
The EPA’s regulations are currently subject to challenge in the courts, and are likely to be subject to efforts in the current session of Congress to block or delay their effect. It is not possible to predict the ultimate outcome of these challenges.
Agrium considers the most promising opportunity to be the new cap-and-trade program under development in California. The scheme of credits, allowances and caps is now being written. Agrium was recently given a position on the working group that will look at agriculture issues in the program.
The mitigating factors and strategies we have adopted to address GHG emissions include:
☐	Agrium tracks our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce emissions; and
☐	Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal towards a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

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In an effort to reduce CO2e emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium also participates in industry efforts to inform government policy, legislative and regulatory development.
About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Independent government sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emission intensity may be attainable but will be a challenging target. The Fort Saskatchewan facility is being used as a demonstration project for implementing an energy efficiency program for the nitrogen operations.
Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 188,000 tonnes of CO2 were captured in 2009 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from our Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in 2013.
Agrium estimates that the production stage of its operations account for roughly 95 percent of its overall emissions. Agrium has committed to reducing its North American GHG emissions intensity from the production stage by 10 percent from 2005 levels by 2020.
Controls and Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal controls over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2010, we did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2010 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2010 Annual Report to Shareholders.
AWB was acquired on December 3, 2010 for total cash consideration of approximately $1.2-billion, as more fully described in note 2 of the Notes to the Consolidated Financial Statements. In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, AWB and its subsidiaries were excluded due to the proximity of the acquisition to year-end. AWB’s operations since the date of our acquisition constituted approximately 4 percent of the Company’s consolidated revenues for the year ended December 31, 2010. AWB’s net assets represented approximately 27 percent of the Company’s consolidated net assets as at December 31, 2010.
Planning for the integration of AWB’s control environment into the overall Agrium control environment commenced in 2010 and the work will continue in 2011. Apart from the impact of the acquisition of AWB, there have been no changes in our internal control over financial reporting during both 2010 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Key Assumptions and Risks in Respect of
Forward-Looking Statements
Certain statements and other information included in this MD&A constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. Readers are cautioned not to place undue reliance on forward-looking statements as they are subject to known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events, except as required by law.
The following table outlines certain significant forward-looking statements contained in this MD&A and provides the key assumptions and risk factors.

Forward-looking
statements	Key assumptions	Most relevant risk factors
Synergies to be achieved on the UAP acquisition[1]	¤ Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.

Synergies to be achieved on the AWB acquisition[2]	¤ Agrium’s ability to successfully integrate the business of Landmark as planned within expected time frames and costs.

¤     Agrium’s ability to achieve enhanced purchasing efficiencies, expansion in product offerings and a reduction in overhead expenses. These could be affected by industry factors impacting Agrium’s and Landmark’s businesses, generally, and the demand from growers for crop inputs and related products.

Retail’s EBITDA to reach $1-billion by 2015	¤ Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.	¤ Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.
	¤ Agrium’s ability to identify suitable candidates for acquisitions and negotiate acceptable terms.	¤ Agrium’s ability to integrate acquisitions, including its ability to achieve efficiencies as planned.
¤ Agrium’s ability to implement its standards, controls, procedures and policies at the acquired business to realize the expected synergies.

Construction of MOPCO’s additional urea trains in 2012	¤ The two new plants will be commissioned in 2012.	¤ Delay in the commission of the project due to significant construction delays.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase	¤ The expansion will proceed as planned.	¤ Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the expansion from operating cash flow.

Ability to sustain projected potash production with existing reserves	¤ Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	¤ Potash — flooding and/or poor ground conditions limit access to major sections of the ore body or results in poor ore quality.
	¤ Crop prices remain at current levels.	¤ Major drop in grower demand or fertilizer prices drop from current levels.

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Contract to source phosphate rock for Redwater	¤ A contract will be secured to source phosphate rock.	¤ Securing an economic contract with an acceptable supplier, terms and conditions.
AAT’s construction of a new ESN facility at New Madrid,MO and ability to expand the facility’s capacity	¤ AAT will be able to purchase urea at or below NOLA prices.	¤ Introduction of new technology into the market.
	¤ Location in the Corn Belt will provide logistical benefits.	¤ Impact of weather conditions on demand.
	¤ The increased yields and environmental benefits of ESN will justify premium purchase price over other nitrogen sources.	¤ Managing the commodity cycle of urea.

AAT’s EBITDA to surpass $100-million by 2015	¤ Farmers will continue to adopt ESN in North America and abroad.	¤ Our competitors develop a better product for farmers (highly unlikely).

	¤ The U.S. economy will recover strengthening the T&O markets.	¤ The U.S. economy stagnates.
	¤ T&O products will continue to be adopted internationally.	¤ International competitors aggressively market their branded products.

Carbon capture and storage project progressing as planned	¤ Design completed by end of 2010.	¤ Carbon capture and storage funding not received from Alberta Government.
¤ Startup by end of 2012.
¤ Upgrader projects (specifically NorthWest Upgrader) cancelled or delayed.
¤ Issues with Engineering/Procurement or Construction of facility or the pipeline.
2011 capital spending program[3]	¤ We believe we will have sufficient financial resources to fund our expected capital program.
¤ The level of sustaining and investment capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.
Ability to finance announced projects	¤ We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	¤ There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

1.	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the UAP acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.

2.	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the AWB acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.

3.	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.
The key assumptions made in connection with these forward-looking statements include the following:
¤	Grain and nutrient benchmark prices in 2011 are expected to remain above historic levels; and

¤	High operating rates are expected for the majority of our facilities in 2011, with the exception of routinely scheduled turnarounds at several plants.

¤	Our ability to successfully integrate, and realize the anticipated benefits of our acquisitions, including capturing the anticipated cost reduction and margin improvement synergies within the expected timelines for the AWB acquisition; and

¤	Our ability to successfully complete the disposition of the majority of AWB’s Commodity Management business on the timelines, and for the consideration, currently expected.
Additional risks and uncertainties that may affect all forward-looking information are discussed throughout the MD&A and in our Annual Information Form. These risks and uncertainties include, but are not limited to, the following:
¤	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; tightening of the labor market; and availability of labor supply;

¤	Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

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¤	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

¤	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

¤	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

¤	Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), Argentine Profertil nitrogen facilities, and South American and Australian retail operations;

¤	Environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain, including risk of injury to employees and contractors, possible environmental contamination, risks associated with the storage and use of chemicals and the security of our facilities and personnel;

¤	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions (including the pending sale of the AWB commodity management business) as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets (including in respect of our acquisition of AWB); and the introduction of technologies in the agricultural industry that may be disruptive to our business;

¤	Integration risks that might cause anticipated synergies from our acquisition of AWB to be less than expected, including: AWB’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of AWB with our existing business as planned or within the times predicted; the fact that AWB has not been subject to U.S. and Canadian internal control and compliance standards; our inability to consummate the announced divestiture of the majority of the AWB’s Commodity Management business; the potential inability to implement changes in time for the 2010/2011 growing season in Australia; the potential loss of key personnel; and other industry factors which may affect our and AWB’s businesses generally and thereby impact the demand from growers for crop inputs; and

¤	Other factors described in this MD&A, including those identified under the headings “Key Business Sensitivities” and “Business Risks”.

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